06010335

parmalat

RECEIVED

2005 JAN 19 P 1: 11

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

SUPPL

Collecchio, December 30, 2005

Re: Parmalat S.p.A. File No. 82-34888
Information Furnished Pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Ladies and Gentlemen:

The enclosed is being submitted to the Securities and Exchange Commission (the "Commission") by Parmalat S.p.A., a stock corporation organized under the laws of the Republic of Italy (the "Company"), pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in order to maintain the Company's exemption from Section 12(g) of the Exchange Act under Rule 12g3-2(b) of the Exchange Act.

All information and documents furnished herewith, and which may be furnished in the future, to the Commission by the Company under Rule 12g3-2(b) are being, and in the future will be, furnished to the Commission with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Should you require any additional information, or if you have any questions, please contact the undersigned.

Kindly acknowledge receipt of this letter and accompanying materials and documents by stamping and returning the enclosed copy of this letter provided for your convenience.

Very Truly Yours,

PROCESSED

JAN 20 2006

THOMSON FINANCIAL

Parmalat S.p.A.

Head of Corporate Affairs

Simona Pesce

Enclosures

1/19

RECEIVED
2006 JAN 19 P 1:11
CORPORATE FINANCE

FORM FOR NOTICE OF SHARE CAPITAL VARIATIONS
Notice of share capital variation

Pursuant to the provision of Article 98 of Consob Rule 11971 of 14 May 1999 and of Article 2.6.2 of Borsa Italiana S.p.A. Rule, you are informed that following to the Parmalat shares and warrants crediting process, subsequently to the approval of the Proposal of Composition, with creditors of the Parmalat Group, on 13 December 2005 the Share Capital is Euro 1,619,945,197 registered to Parma's Register of Companies on 16 December 2005.

SCHEDULE 1

	Current share capital			Previous share capital		
	Euro	No. shares	Par value each	Euro	No. shares	Par value each
Total of which:	1,619,945,197.00	1,619,945,197	1.00	1,602,488,609.00	1,602,488,609	1.00
Ordinary shares (full possession: 6 October 2005*)	1,619,945,197.00	1,619,945,197	1.00	1,602,488,609.00	1,602,488,609	1.00

*** 6 October 2005: reference date for start of trading**

Ordinary shares (differentiated possession: date) current coupon number						
Preferred shares (full possession: date) current coupon number						
Preferred shares (differentiated possession: date) current coupon number						
Convertible savings shares (full possession: date) current coupon number						
Convertible savings shares (differentiated possession: date) current coupon number						
Non-convertible savings shares (full possession: date) current coupon number						

Non-convertible savings shares (differentiated possession: date) current coupon number						

RECEIVED
2006 JAN 19 P 1:42
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

parmalat



Parmalat Group Financial Statements at October 1, 2005

Collecchio, 12/15/05

Contents

Introduction

By virtue of the Proposal of Composition with Creditors approval (see court decision dated October 1, 2005), the assets and liabilities of the sixteen companies included in the Composition have been transferred to the Assumptor. The transfer values are the result of the assets "prices" as established at 1.1.2004 (as per the Restructuring Plan approved by Ministero delle Politiche Agricole e Forestali on July 23, 2004 and amended on February 18, 2005) balanced by the same amount of liabilities net of the agreed reduction, transformed into capital share and distributed to the creditors on the basis of the recovery ratios as reported in Chaper IV para 4.1.2.3 of the Official Prospectus. The changes occurred in assets and liabilities during 2004 and the first nine months of 2005 contributed to determine the financial statements at 1 October 2005 and, consequently, the amendment of the goodwill, in compliance with the provisions of the International Financial Reporting Standard relating to business combinations (IFRS 3). Paragraphs 6.1 and 6.2 of the Composition with Creditors are shown below:

"6.1 Once the Composition with Creditors has been approved, the assets of the companies included in the Composition with Creditors have been transferred and the Assumptor has assumed those companies' liabilities, net of the claim reduction deducted under the Composition with Creditors, the Assumptor's Board of Directors shall approve without delay a balance sheet showing, among other items, the following:

a) On the asset side:

a1) the amounts corresponding to the assets transferred to the Assumptor pursuant to the Composition with Creditors, plus the liquid assets shown on the Assumptor's balance sheet;

b) On the liability side:

b1) the total amount of verified and uncontested prededuction claims, including applicable proceedings expenses;

b2) the total amount of verified and uncontested preferential claims;

b3) the amount corresponding to the liability for vested severance benefits and any other amount owed to employees whose employment contracts have been transferred to the Assumptor;

b4) the liability for any financing received by the Assumptor;

b5) a reserve for risk of an amount that, in the conservative estimate of the Directors, is sufficient to discharge the claims of creditors who challenged the sum of liabilities and conditional claims of unsecured creditors, net of the claim reduction under the Composition with Creditors.

6.2 The criteria used to determine the value of the assets and liabilities of the individual companies transferred to the Assumptor and to determine how the Assumptor's shares should be allocated to the unsecured creditors are explained in Chapter VI, Paragraph 6.4.4, of the Restructuring Program approved by the Ministry on July 23, 2004 and take into account the changes to said Program proposed in a petition to amend the Restructuring Program, which was filed on February 18, 2005 and approved on March 1, 2005.".

In compliance with the articles reported above, the following documents have been prepared accordance with international accounting standards (IFRS/IAS):

- Parmalat Spa (Assumptor) financial statements as at October 1 2005 after assumption of assets and liabilities of the 16 companies included in the Composition;

- Parmalat Group financial statements as at October 1 2005 after assumption of Parmalat Spa and its subsidiaries.

Criteria used in the calculation and valuation of aggregate assets and aggregate liabilities and *recovery ratios*

The calculation and allocation of the number of the Issuer's shares that are to be assigned to the unsecured creditors of each Company Involved in the Proposed Settlement will take place by using the ratio of assets to liabilities of each company as a reference.

The criteria used in regards to the valuation of aggregate assets and in the determination of aggregate liabilities of each Company Involved in the Proposed Settlement are specified below.

Asset values have been used in the calculation of the recovery ratios and also in the transfer values to the Issuer.

Aggregate Assets:

Assuming 1 January 2004 is the reference date for the valuation, aggregate assets include the following items, after consideration is given to all of the events that have occurred susequent to such a date (until 2 March 2005) that could significantly influence these values:

i. Business units: valued in accordance with the discounted cash flow (DCF) method or the comparable market multiples method, depending on the size and complexity of the business unit to be valued. The following table shows the methods applied in regards to the valuation of the business units and the results of such valuations.

(in millions of euros)		
***Business Unit*/Operational divisions**	**Valuation method**	***Enterprise Value***
CORE		
(1) Parmalat (*Core*)	DCF	434
(2) Eurolat	DCF	141
(3) Centrale del Latte di Roma	DCF	137
(4) Boschi Luigi & Figli	DCF	21
(5) Lactis	DCF	52
(6) Latte Sole	DCF	38
(7) Panna Elena/Centallo	DCF	12
(8) Parmalat Spagna	DCF	202
(9) Parmalat Portugal	DCF	99
(10) Parmalat Russia	DCF	42
(11) Parmalat Romania	DCF	8
(12) Parmalat Canada	DCF	616
(13) Parmalat Venezuela	DCF	65
(14) Parmalat Colombia	DCF	50
(15) Parmalat Nicaragua	DCF	6
(16) Parmalat Cuba	DCF	5
(17) Parmalat Australia	DCF	307
(18) Parmalat Africa	DCF	199
(19) Parmengineering	Net Invested Capital	4
(20) Newco	Comparables Market Multiples	1
Total *Core*		**2.437**
NON *CORE*		
Total Non *Core*	**Comparables Market Multiples**	**89**

Aggregate Liabilities

The liabilities of each Company Involved in the Settlement are those existing at the date of admission into Extraordinary Administration. These liabilities, which have been assessed by the Appointed Judges of the Court of Parma and specified in the final lists filed on 16 December 2004, have been subsequently modified to take into account material errors as well as other adjustments. Furthermore, consideration has also been given to legal appeals and challenges filed within the stipulated legal timeframe, primarily by unsecured creditors that have been: (i) included; (ii) provisionally included with reservation and included with reservation after filing appeals within the stipulated legal timeframe and (iii) excluded after presenting opposition within the stipulated legal timeframe, based on the judgement of the Administrators. In regards to the calculation of the recovery ratios, the unsecured intercompany liablities between the Companies whose debts are the subject of the Settlement have also been taken into account.

Recovery ratios

The recovery ratio is defined as the ratio between the aggregate assets and liabilities of each Company Involved in the Settlement. The number of the Issuer's shares that are to be allocated to the Unsecured creditors of each such company is calculated on the basis of the recovery ratios. In regards to the methodology adopted relating to the calculation of the recovery ratio, aggregate asset values were derived from the 1 January 2004 balances. Consideration has been given to all subsequent events that have occurred after such a date (until 2 March 2005) that would have significantly influenced the financial performance and financial position, specifically referring to aggregate assets at 1 January 2004. The recovery ratios determined for each Company Involved in the Proposed Settlement are outlined below in the following table:

Company Involved in the Settlement	***Recovery ratio***
1. Parmalat Finanziaria S.p.A.	5,7%
2. Parmalat S.p.A.	6,9%
3. Centro Latte Centallo S.r.l.	64,8%
4. Contal S.r.l.	7,1%
5. Eurolat S.p.A.	100,0%
6. Parmengineering S.r.l.	4,9%
7. Geslat S.r.l.	28,2%
8. Lactis S.p.A.	100,0%
9. Newco S.r.l.	14,0%
10. Panna Elena CPC S.r.l.	75,7%
11. Olex SA	2,3%
12. Parmalat Soparfi SA (1)	21,0%
13. Dairies Holding International BV	39,2%
14. Parmalat Capital Netherlands BV (2)	5,3%
15. Parmalat Finance Corporation BV (1)	5,0%
16. Parmalat Netherlands BV (3)	6,4%

(1) Companies issuing bonds contractually guaranteed by Parmalat Spa under EA; by virtue of such guarantee, the creditor will have a right to the Recovery Ratio of both the issuers and of the guarantor (excluding the Parmalat Soparfi bond expiring in 2032 with subordinate guarantee of Parmalat Spa under EA and not included in the lists published in the Official Gazette of the Italian Republic no. 303 on 28 December 2004).

(2) Company issuing bonds contractually guaranteed by Parmalat Finanziaria Spa under EA; by virtue of such guarantee, the creditor will have a right to the Recovery Ratio of both the issuer and of the guarantor.

(3) Company issuing bonds contractually guaranteed by Parmalat Finanziaria Spa under EA and Parmalat Spa under EA; by virtue of such guarantee, the creditor will have a right to the Recovery Ratio of both the issuer and of the guarantors.

Goodwill allocation

"Goodwill" includes both the goodwill resulting from the activities carried out by the 16 companies involved in the Composition of 406.9 million euros, and the one resulting from the consolidation of the subsidiaries of 1,249.4 million euros.

The total goodwill of 1,656.3 million euros is higher than the pro-forma one calculated at January 1 2004. The increase of about 289 million is due to the changes to assets and liabilities occurred between that date and October 1 2005 and to the rectifications made to some assets and liabilities entries taking into account the effects of the IFRS application.

Part of the goodwill has then been attributed to the Group's trademarks, lands and buildings whose book value was significantly different from the fair value. To this purpose, an appraisal has been commissioned to Ernst & Young Financial Business Advisors S.p.A. in order to determine the above mentioned fair value.

The Group's trademarks evaluation is based on the "royalties saving" method, that is the economic benefit coming from trademark ownership, and includes also the determination of their useful life. The useful life can be determined on the basis of different parameters:

- the residual legal life of the licensable intangible asset;
- the duration of licence agreements for the intangible assets exploitation already stipulated by the company or by other operators in the same sector, also considering possible renewal expectation;
- the life cycle of the products sold under that particular trademark;
- other case-specific factors.

The Group is active in the food sector, where the trademark represents a considerable asset that requires important development and maintaining investments aiming to create and preserve its image and notoriety. Specifically, the trademarks subject to evaluation represent an essential element for the Group's activity and existance.

Taking into account the elements outlined above, the following conclusions have been drawn:

- to attribute an indefinite useful life to trademarks whose registration application has been filed at least 10 years before to transfer date;
- to limit useful life to 20 years for trademarks whose registration application has been filed within a shorter period of time; in this case, examples are Parmalat Jeunesse, Biely Gorod and Vaalia.

A breakdown of the appraisal results is shown below:

(in millions of euros)				
Country	***Trademarks***	***Lands***	***Buildings***	***Total***
Italy - Issuer	240.0	14.5	43.9	298.3
Italy – Centrale del Latte di Roma	34.8	10.1	23.2	68.1
Italy - Latte Sole	13.9	0.8	4.1	18.8
Spain	69.9	67.7	33.9	171.4
Portugal	27.4	8.2	14.8	50.4
Russia	12.1	-	-	12.1
Canada	222.0	-	-	222.0
Colombia	16.1	-	-	16.1
Australia	56.5	-	-	56.5
South Africa	81.1	2.5	8.6	92.2
Total	**773.8**	**103.8**	**128.5**	**1,006.0**

After the above mentioned allocations, the goodwill totals 767.1 million euros, as shown in the table below:

(in millions of euros)		**10/1/2005**
Initial value		**1,656.3**
- Fair value	1,006.0	
- Carrying value of assets subject to appraisal	116.8	
Allocated surplus value		**889.2**
Goodwill		**767.1**

More specifically, for Parmalat Spa goodwill has been allocated to trademarks for 226.8 million euros and to lands and buildings for 29.9 million. Also for subsidiaries, 518.0 million have been allocated to trademarks and 114.5 million to lands and buildings. Therefore the residual goodwill is of 767.1 million euros of which 149.2 million for Parmalat Spa and the residual for the subsidiaries.

All other transferred assets and liabilities are recognized at the purchase cost computed on the basis of the the value resulting from the financial statements of the transferring parties at September 30, 2005 which are representative of the relating fair value. The criteria adopted by the Group companies in the preparation of the balance sheet at 1 October 2005 are outlined in the paragraph “Vauation Criteria”.

Reclassified consolidated balance sheet

(in millions of euros)	**10/1/2005**
A NON-CURRENT ASSETS	
Intangibles	1,661.1
Property, plant and equipment	711.1
Non-current financial assets	49.4
Total	**2,421.6**
B AVAILABLE-FOR-SALE ASSETS, NET OF RELATED LIABILITIES	**47.4**
C NET WORKING CAPITAL	
Inventories	337.4
Trade receivables	499.3
Other assets	268.5
Trade ayables (-)	(583.9)
Other liabilities (-)	(227.3)
Total	**294.0**
D INVESTED CAPITAL, NET OF OPERATING LIABILITIES (A+B+C)	**2,763.0**
E PROVISION FOR EMPLOYEE SEVERANCE INDEMNITIES (-)	**(110.2)**
PROVISIONS FOR RISKS AND CHARGES (-)	**(369.3)**
PROVISION FOR LIABILITIES FORM CONTESTED PREFERENTIAL AND PREDEDUCTION CLAIMS	**(22.5)**
F NET INVESTED CAPITAL (D-E)	**2,261.0**
Covered by:	
G SHAREHOLDERS' EQUITY	
Share capital	1,600.9
Other reserves	(11.2)
Reserve for claims of late-filling creditors	54.5
Reserve for contested liabilities convertible exclusively into share capital	193.8
Retained earnings (profit/l(loss) carried forward)	0.0
Profit/(Loss) for the period	(0.8)
Minority interest in shareholders' equity	53.7
Total	**1,890.9**
I NET BORROWINGS	
Loans payable to banks and other lenders	961.9
Loans payable to Group companies	3.4
Other financial assets (-)	(1.3)
Financial accrued income and prepaid expenses	(70.9)
Cash and cash equivalents (-)	(523.0)
Total	**370.1**
L TOTAL COVERAGE SOURCES	**2,261.0**

Consolidated balance sheet

PREPARED IN ACCORDANCE WITH IFRS PRINCIPLES

(in millions of euros)	**10/1/05**
NON-CURRENT ASSETS	**2,421.6**
Goodwill	767.1
Other intangible assets with an undefined useful life	801.2
Other intangibles	92.8
Property, plant and equipment	711.1
Investments in associates	7.5
Other non-current financial assets	16.7
Deferred-tax assets	25.2
CURRENT ASSETS	**1,700.4**
Inventories	337.4
Trade receivables	499.3
Other current assets	339.4
Cash and cash equivalents	523.0
Current financial assets	1.3
Available-for-sale assets	**56.0**
TOTAL ASSETS	**4,178.0**
SHAREHOLDERS' EQUITY	**1,890.9**
Share capital	1,600.9
Reserve for contested liabilities convertible exclusively into share capital	193.8
Reserve for claims of late-filling creditors	54.5
Other reserves	(11.2)
Retained earnings (Profit/(Loss) carried forward)	
Profit/(Loss) for the period	(0.8)
Shareholders' equity attributable to the shareholders of the Group's Parent Company	**1,837.2**
Minority interest in shareholders' equity	**53.7**
NON-CURRENT LIABILITIES	**1,190.5**
Long-term borrowings	688.5
Deferred-tax liabilities	232.1
Provisions for employee benefits	110.2
Provisions for risks and charges	137.2
Provision for preferential and prededuction claims	22.5
CURRENT LIABILITIES	**1,088.0**
Short-term borrowings	251.6
Financial liabilities from preferential and prededuction claims	10.5
Trade payables	459.7
Trade payables with preferential or prededuction status	124.2
Other current liabilities	206.1
Other payables with preferential or prededuction status	9.7
Income taxes payable	26.2
Liabilities directly attributable to available-for-sale assets	**8.6**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**4,178.0**

Consolidated income statement

PREPARED IN ACCORDANCE WITH IFRS PRINCIPLES

(in millions of euros)		1 January - 30 September 2005
A REVENUES		**0.0**
B COST OF SALES		
General expenses		**(0.7)**
Other income (expenses)		**0.0**
C PROFIT FROM ORDINARY ITEMS		**(0.7)**
D EXTRAORDINARY INCOME (EXPENSE)		0
E EBIT		**(0.7)**
Financial expense		**(0.1)**
F PROFIT BEFORE TAXES AND RESULT OF DISCONTINUING OPERATIONS		**(0.8)**
Income taxes		**0.0**
G PROFIT FROM CONTINUING OPERATIONS		**(0.8)**
Result of discontinuing operations		0.0
PROFIT FOR THE PERIOD		**(0.8)**
Loss per share	Euro	0.0005
Diluted loss per share	Euro	0.0005

Scope of consolidation

The attached table shows the equity investments transferred to Parmalat Spa in accordance with the Proposed Settlement. The description of the criteria adopted in the consolidation process of the aforementioned equity investments is provided below. The consolidated financial statements at 1 October 2005 include the financial statements of the Group's Parent Company and those of Italian and foreign companies in which the Parent Company holds, either directly or indirectly, an interest equal to more than 50% of the voting shares. Control also exists when the Group's Parent Company holds 50% or less of the votes that may be exercised at a Shareholders' Meeting if:

- it controls more than 50% of the voting rights by virtue of an agreement with other investitors;
- it has the power to determine the financial and operating policies of the investee company pursuant to a clause in the Bylaws of the investee company or a contract;
- it has the power to appoint or remove a majority of the members of the Board of Directors or equivalent corporate governance body and said Board or body controls the investee company;
- it has the power to exercise a majority of the votes at meetings of the Board of Directors or equivalent corporate governance body.

Because the Group's Parent Company no longer has the power to determine their financial and operating policies and benefit from their operations, the following companies are no longer consolidated line by line.

- Companies in which the Parent Company holds, either directly or indirectly, an interest equal to more than 50% of the voting shares but are now parties to separate bankruptcy proceedings under local laws and their subsidiaries. These companies include:
    - Companies that have become eligible for extraordinary administration proceedings: Boschi Luigi & Figli S.p.a. in A.S. (Italy) and its subsidiaries F.I.T. Fomento e Industria do Tomate Sa (Portugal) and Italagro Sa (Portugal), Parmalat Molkerei Gmbh in A.S. (Germany), Deutsche Parmalat Gmbh in A.S. (Germany) and F.lli Strini Costruzioni Meccaniche S.r.l. in A.S. (Italy). The Extraordinary Commissioner is in the process of developing a separate program to restructure or sell these companies, as allowed under the Marzano Law;
    - The Brazilian companies that are parties to local composition with creditors proceedings (*recuperaçao judicial*) and their subsidiaries. A separate program to restructure these companies has been submitted to their creditors for approval. The share capital of these companies would be replenished with the subscription rights offered first to their creditors and, alternatively, to Parmalat S.p.A. The Brazilian companies are: Batavia Sa, Gelateria Parmalat Ltda, ITC – Comercio Internacional Do Brasil Ltda, Parmalat Administraçao e Participaçoes do Brasil Ltda, Parmalat Brasil Industria de Alimentos Sa, Seib Sociedade Export e Import De Bens Ltda, Parmalat Emprendimentos e Administraçao Ltda and Parmalat Participaçoes Do Brasil Ltda;
    - British companies that are parties that have filed under the Companies Creditors Arrangement Act. These companies and their subsidiaries are under the control of a local trustee and are the subject of separate proceedings. They are: Parmalat Food Holdings UK Limited, Ault Food (UK) Limited, Bridge Farm Dairies Limited, Lakeland Foods Limited, Loseley Chilled Products Ltd, Parmalat Dairies (UK) Limited, Parmalat Food Imports (UK) Limited and Verimac (n.98) Limited;

- Other smaller companies that were forced to file for bankruptcy protection under local laws as a result of the financial collapse of the Parmalat Finanziaria Group. They are: Eaux Vives Harricana Inc., Les Sources Perigny Inc. (Canada), EVH USA Inc. (USA), Parmalat Chile (Chile), Parmalat France SA (France), Societè Fromagere D'Athis SA (France), Parmalat Hungaria RT (Hungary), Mliekotej S.R.O. (formerly Parmalat SK SRO) (Slovakia), Bonnita Holdings (PTY) Ltd (South Africa), Swojas Energy Foods Limited (India) and Eurofinancial Management Ltd (Ireland).

These companies have been included in the list of the Group's equity investments because the Group owns their capital stock. However, at present, there is no expectation of a full or partial recovery of the investments in these companies upon completion of the individual bankruptcy proceedings. There is also no expectation that Parmalat S.p.A. will incur any liability in connection with these investments and there is no commitment or desire on the Company's part to cover the negative equity of these companies.

- Companies earmarked for sale or liquidation in the best available manner. These companies are Wishaw Trading Sa (Uruguay) and Parmalat Paraguay Sa (Paraguay). It is unlikely that the Group will incur any liability in connection with these investments and there is no commitment or desire on the Group's part to cover the negative equity of these companies. At January 1, 2004, Wishaw Trading SA had liabilities guaranteed by Parmalat S.p.A. in A.S. that amounted to 338.3 million euros and creditors have already enforced these guarantees. Unsecured claims amounting to 47.4 million euros have been verified and claims totaling 253.6 million euros have been excluded, but creditors have challenged these exclusions. Parmalat S.p.A. believes that it is probable that some of these challenges will be upheld. Net of the claim reduction, these claims could total 17.6 million euros and the Company has added this amount to its Reserve for contested liabilities convertible exclusively into share capital. Based on information provided by counsel, Parmalat S.p.A. has learned that, in accordance with current Uruguayan law, the shareholders of a local limited liability company may be held personally responsible under certain conditions. More specifically, the principle of limited liability can be overridden when a company has been used (i) fraudulently to circumvent a law, (ii) to violate public order, (iii) fraudulently to injure the rights of shareholders or outsiders. While it is possible that the conduct of the previous management could result in an extension of liability to other companies of the Parmalat Group, Parmalat S.p.A. — in view of the provisions of Article 4-*bis*, Section 10 of the Marzano Law, which reaffirms the general principle set forth in Article 135 of the Bankruptcy Law that an approved composition with creditors is binding on all creditors with claims that predate the start of the composition with creditors proceedings and is also binding on all creditors who did not file for claim verification — believes that even if the existence and amount of any claims against it that are related to Wishaw Trading SA should ever be verified, the creditors would be unsecured creditors with claims the title and/or cause of which predates the start of the extraordinary administration proceedings for the companies that are parties to the Proposal of Composition with Creditors and, consequently, would only be entitled to receive

shares and warrants of Parmalat S.p.A. based on an amount decreased by the claim reduction, in accordance with Section 7.8 of the Proposal of Composition with Creditors.

- Companies in which the Parent Company holds, either directly or indirectly, an interest equal to more than 50% of the voting shares that are in voluntary liquidation and their subsidiaries. These companies, which are not large in size and operate in several countries, are:
  - PT Parmalat Indonesia (Indonesia)
  - Giglio S.p.A. (Italy)
  - Saral Srl (Italy)
  - P.V.F. Matera Club S.r.l. (Italy)
  - Gelateria Parmalat Srl (Italy)
  - Ce.Di Spezia S.r.l. (Italy)
  - Margherita Yogurt S.r.l. (Italy)
  - Gelateria Parmalat de Venezuela USA (Venezuela)
  - Gelateria Parmalat LTDA (Colombia)
  - Gelateria Parmalat Uruguay (Uruguay)
  - Gelateria PTY LTD (Australia)
  - Beco Fino Activ Hoteleira LDA (Portugal)
  - Parmalat Gelaterie Houston Inc. (USA).

- Companies in which the Parent Company holds, either directly or indirectly, an interest equal to more than 50% of the voting shares but no longer has the power to determine their financial and operating policies and benefit from their operations, and their subsidiaries. These companies, which are not large in size and operate in several countries, are:
  - Airetcal Sa (Uruguay)
  - Parmalat Trading South America (Uruguay)
  - Impianti Sportivi Parma S.r.l. (Italy)
  - Food Consulting Services Ltd (Great Britain)
  - Parmaleche de Costa Rica Sa (Costa Rica)
  - Lacteos Centroamericanos Lactam Sa (Costa Rica)
  - Parmalat del Caribe (Dominican Republic)
  - Lacteos San Miguel Sa (El Salvador)
  - Lucana Club Srl (Italy)
  - Parmalat Asia Ewp (Thailand)
  - Parmalat (Zhaodong) Dairy cor. Ltd.

The following entries were made in connection with the companies that are no longer consolidated line by line:

- The carrying value of the investment was written off;
- The receivables owed by these companies to other Group companies were written off except for 19 million euros (9 million to Eaux Vives Harricana, 7,2 million to Boschi Spa, 2,8 million to other minor companies);
- A provision for risks was established to reflect indebtedness guaranteed by Group companies

- The receivables owed to the companies listed above by Group companies continued to be included in the indebtedness of Group companies.

Principles of consolidation

Equity Investments in Companies Included in the Scope of Consolidation

The consolidated financial statements include line by line assets and liabilities of the companies included in the scope of consolidation. The carrying value of the equity investments is eliminated against the corresponding pro rata interest in the shareholder's equity of each investee company.

Minority interest in shareholders' equity and earnings are recognized as separate line items on the financial statements. The minority interest in shareholders' equity is determined based on the fair value of assets and liabilities on the date control was acquired, excluding any attributable goodwill.

Translation of Financial Statements Denominated in Currencies Other than the Euro

The financial statements of companies that operate outside the euro area are translated into euros by applying end-of-period exchange rates to assets and liabilities (Source: Italian Foreign Exchange Office).

The financial statements used for conversion purposes are those stated in the company's functional currency.

Valuation criteria

The main valuation criteria adopted in the preparation of the Consolidated Financial Statements at 1 October 2005 are reviewed below.

Current Assets

Trading financial assets and available-for-sale financial assets are recognized at fair value.

Inventories are carried at the lower of purchase/production cost or net realizable value, which is the amount that an enterprise expects to receive by selling these items in the normal course of business.

The cost of inventories is determined by the weighted average cost method.

Non-current Assets

Property, Plant and Equipment

Property, plant and equipment is recognized at purchase or production cost, including directly attributable incidental expenses that are necessary to make the assets available for use. Whenever a significant length of time is required to make an asset ready for use, the purchase or production cost must include the finance charges that, theoretically, would have been avoided during the length of time required to make the asset ready for use, had the investment never been made. An asset's purchase or production cost is reduced indirectly by any attributable capital grants, which should be recognized when the conditions for their distribution have been met.

Assets acquired under finance leases are recognized as components of property, plant and equipment as an offset to the liability toward the lessor and are depreciated. When there is no reasonable certainty that the Company will exercise its buyout option, the asset is depreciated over the life of the lease, if the asset's useful life is longer.

Property, plant and equipment is depreciated on a straight line over the useful life of the assets. The estimated useful life is the length of time during which the Company expects to use an asset. When an asset classified as property, plant and equipment consists of several components, each with a different useful life, each component should be depreciated separately. The amount to be depreciated is the asset's carrying value less the asset's net realizable value at the end of its useful life, if such value is material and can be reasonably determined.

Land, including land purchased together with a building and available-for-sale property, plant and equipment may not be depreciated. Instead, it should be valued at the lower of their historical cost or fair value, net of any disposal costs.

Costs incurred for improvements and for modernization and transformation projects that increase the value of the assets are added to the assets' value and depreciated over their remaining useful lives.

The costs incurred to replace identifiable components of complex assets are recognized as assets and depreciated over their useful lives. The residual carrying value of the component that is being replaced is charged to income. The cost of regular maintenance and repairs is charged to income in the year it is incurred.

When an item of property, plant and equipment is affected by events that are presumed to have impaired its value, the recoverability of the affected asset should be tested by comparing its carrying value with its recoverable value, which is the larger of the asset's fair value, net of disposal costs, and its value in use.

Absent a binding sales agreement, fair value is determined based on the valuations available from recent transactions in an active market or based on the best available information usable to determine the amount that the Company could obtain by selling a given asset.

Value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset, if significant and reasonably measurable, and from its disposal at the end of its useful life. Cash flows should be determined based on reasonable and documentable assumptions that represent a best

estimate of future economic conditions over the remaining useful life of an asset. The present value is determined by applying a rate that takes into account the risks inherent in the Company's business.

Each individual asset or smallest identifiable component of an asset that generates cash flow independently through its continuous use (cash generating unit) should be valued separately. When the reason for a writedown ceases to apply, the affected asset is revalued and the adjustment is recognized in the income statement as a revaluation (reversal of writedown) in an amount equal to the adjustment made or the lower of the asset's recoverable value or its carrying value before previous writedowns, but reduced by the depreciation that would have been taken had the asset not been written down.

Intangibles

Intangibles are recorded at cost, determined with the same criteria as those used for property, plant and equipment.

Intangibles with a finite useful life are amortized on a straight line, based on an estimate of the length of time during which the Company will use them. The recoverability of their carrying value is tested using the criteria provided above when discussing property, plant and equipment.

Goodwill and other assets with an undefined useful life are not amortized. The recoverability of their carrying value should be tested at least once a year or whenever events that are presumed to have impaired asset values occur. With regard to the trademarks recognized in the Company's financial statements, no time limit as to their ability to generate future cash flows is foreseeable at this point. They are "Global" trademarks registered and used in all core countries such as Parmalat and Santal, "International" trademarks such as Chef, Kyr, Sensational Soy/Soy Life, Ice Break/Rush and "Local" trademarks such as Centrale Latte Roma, Clesa, Ucal, Astro and so on.

Goodwill includes a preliminary allocation of the difference between the acquisition price of assets and liabilities paid by Parmalat S.p.A. and the carrying value of those assets and liabilities. More specifically, since a market value of the individual acquired assets and liabilities at the acquisition date was not available, Parmalat S.p.A. requested the input of an expert appraiser whenever there was a material difference between an asset's fair value and net book value., In some cases, this process produced an adjustment to the amount allocated to goodwill.

Non-current Financial Assets

Equity investments in unconsolidated subsidiaries are valued as described in paragraph "Scope of Consolidation" above. Joint ventures and affiliated companies are valued by the equity method. When their impact on the balance sheet, financial performance and earnings is not significant, unconsolidated subsidiaries are valued at cost, adjusted for impairment losses.

Other equity investments are valued at fair value; when the fair value of an investment cannot be determined reliably, equity investments are valued at cost, adjusted for impairment losses.

The risk of losses in excess of an associate's shareholders' equity should be reflected in a special provision in proportion to the obligation of the investor company's to satisfy statutory or implied obligations of the investee company or cover its losses.

Long-term loans receivable and financial assets that will be held to maturity are recognized at cost, which is equal to the fair value of the initial consideration plus transaction costs (e.g., commissions, consulting fees, etc.). The initial carrying value should then be modified to reflect repayment of principal, writedowns and the amortization of the difference between redemption value and historical recognition value. Amortization is taken based on an actual internal interest rate, which is the interest that equalizes, at the time of original recognition, the present value of expected cash flow and the historical recognition value (amortized cost method).

Financial Liabilities

Financial liabilities are recognized at cost, which must correspond to their fair value. Transaction costs that are incurred directly in connection with the process of incurring the liability are amortized over the useful life of the respective financing facility.

Provisions for Risks and Charges

Provisions for risks and charges are established to fund quantifiable charges, the existence of which is certain or probable, but the amount or date of occurrence of which could not be determined as of the close of the reporting period. Additions are made to these provisions when: (i) it is probable that the Company will incur a statutory or implied obligation as a result of a past event; (ii) it is probable that meeting this obligation will be onerous; and (iii) the amount of the obligation can be estimated reliably. Additions are recognized at an amount equal to that which represents the best estimate of the sum that the Company will be reasonably expected to pay to satisfy an obligation or transfer it to a third party at the end of the reporting period. When the financial effect of the passing of time is material and the date when an obligation will become due can be reliably estimated, the addition to the provisions should be recognized at its present value. The incremental addition attributable to recognize the passing of time should be reflected in the income statement under Financial income and expense.

The costs that the Company expects to incur in connection with restructuring programs should be recognized in the year when the program is officially approved and there is a settled expectation among the affected parties that the restructuring program will be implemented.

These provisions are updated on a regular basis to reflect changes in estimates of costs, redemption timing and discounting rate. Changes in the estimates of provisions are posted to the same income statement item under which the addition was originally recognized. In the case of liabilities attributable to property, plant and equipment, they are recognized as offsets to the corresponding assets.

Employee Benefits After End of Employment

Liabilities under defined-benefit plans (including the liability for employee severance indemnities), net of any plan assets, is determined on the basis of actuarial assumptions and is recognized on accrual basis over the length of the employment period needed to obtain the benefits. The valuation of the liability is made by independent actuaries.

Actuarial gains and losses on defined-benefit plans that arise from changes in the actuarial assumptions applied or changes in plan terms are recognized in the income statement on a pro rata basis over the average remaining working life of the employees who are enrolled in the plan, provided and to the extent that the net value of the gains or losses that is unrecognized at the end of the reporting period is larger than 10% of the program's liabilities or 10% of the fair value of plan assets, whichever is greater (corridor method).

Available-for-sale Assets

Individual or groups of assets and liabilities the carrying value of which will be recovered mainly by selling them should be presented separately on the balance sheet. These assets and liabilities are recognized at the lower of book value or estimated realizable value, net of selling costs.

Deferred-tax liabilities and assets

Deferred-tax liabilities and assets are computed on temporary differences between the values attributed to assets and liabilities for financial reporting and tax purposes. Deferred-tax assets are recognized only when there is reasonable certainty that they will be recovered.

Deferred-tax assets and liabilities are recognized, respectively, as non-current assets and liabilities and may be offset at the individual company level, provided they stem from offsettable taxes.

Notes to the Balance Sheet - Assets

Non-current Assets

Non-current assets totaled 2,421.6 million euros. A breakdown is as follows:

(in millions of euros)	***10/1/2005***
Goodwill	767.1
Other intangible assets with an undefined useful life	801.2
Other intangibles	92.8
Property, plant and equipment	711.1
Investments in associates	7.5
Other non-current financial assets	16.7
Deferred-tax assets	25.2
Total non-current assets	**2,421.6**

Goodwill

(in millions of euros)	**10/1/2005**
Parmalat spa	149.2
Parmalat Dairy & Bakery inc.	117.4
Parmalat de Venezuela sa	116.3
Parmalat Australia ltd	106.0
Centrale del Latte di Roma spa	69.7
Parmalat South Africa pty ltd	47.2
Clesa Sa	45.5
Parmalat Portugal lda	35.2
Parmalat Food inc. (Canada)	28.1
Latte Sole spa	17.5
Clesa Helados	16.1
Other and sundry	18.9
Total	**767.1**

Other Intangible Assets with an Undefined Useful Life

Other Intangible Assets with an Undefined Useful Life totaled 801.2 million euros. A breakdown of the main trademarks is as follows:

(in millions of euros)			
Parmalat	*Italy*	*121.8*	
	South Africa	*44.7*	
	Other countries	*25.0*	191.5
Beatrice (Canada)			83.9
Lactantia (Canada)			69.2
Santal	*Italy*	*32.6*	
	Portugal	*14.0*	
	Other countries	*10.0*	56.6
Pauls (Australia)			44.1
Berna (Italy)			42.3
Centrale del Latte di Roma (Italy)			34.8
Clesa (Spain)			34.0
Black Diamond (Canada)			31.4
Astro (Canada)			23.2
Cacaolat (Spain)			22.4
Bonnita (South Africa)			18.4
Chef (Italy)			16.2
Other and sundry			133.2
Total			**801.2**

Other Intangibles

(in millions of euros)	**10/1/2005**
Permits, licenses and similar rights	25.8
Trademarks with a defined useful life	55.4
Miscellaneous intangibles	11.6
Total other intangibles	**92.8**

The trademarks with a defined useful life are detailed below:

- Ala 21.4 million;
- Polenghi 16.5 million;
- Centrale Latte di Monza 7 million;
- Solac 6 million;
- Torvis 2.5 million;
- Pascolat 2 million.

Property, Plant and Equipment

(in millions of euros)	10/1/2005
Terreni	153.6
Fabbricati	252.2
Impianti e macchinari	244.3
Attrezzature industriali	9.5
Altri beni	28.2
Immobilizzazioni in corso e acconti	23.3
Totale immobili, impianti e macchinari	**711.1**

Leased properties, plants and equipments totaled 22.7 million and are detailed below:

- 0.7 million for lands;
- 2.6 million for buildings;
- 12.4 million per plants and equipments;
- 7.0 million for other assets.

Investments in Associates

(in millions of euros)	Affiliated companies	Other companies
Bonatti Spa		3.1
Butter Producer	2.4	
Norco-Pauls Milk Partnership	1.0	
Canadian Cheese Co	0.5	
Other and sundry		0.5
Total investments in associates	**3.9**	**3.6**

Other Non-current Financial Assets

(in millions of euros)	10/1/2005
Loans receivable from subsidiaries	9.4
Loans receivable from others	6.1
Other securities	1.2
Total Other Non-current Financial Assets	**16.7**

Loans receivable from subsidiaries of 9.4 million euros refers to amounts owed to Eaux Vives Hurricana by Canadian subsidiaries.

Loans receivable from others of 6.1 million euros mainly refers to security deposits for 1.8 million, deposits provided as collateral for 1.2 million and other receivables for the difference.

Deferred-tax Assets

Deferred-tax assets of 25.2 million euros refers to amounts established by the following companies:

- Parmalat Dairy & Bakery (Canada) 11.4;
- Parmalat Food Inc. (Canada) 4.7;
- Parmalat Australia (Australia) 9.1.

Current Assets

(in millions of euros)	**10/1/2005**
Inventories	337.4
Trade receivables	499.3
Other current assets	339.4
Cash and cash equivalents	523.0
Current financial assets	1.3
Total current assets	**1,700.4**

Inventories

(in millions of euros)	**10/1/2005**
Raw materials, auxiliaries and supplies	92.5
Work in progress and semifinished goods	2.7
Contract work in process	7.3
Finished goods and merchandise	237.1
Advances to suppliers	1.1
Reserve for inventory writedowns	(3.3)
Total inventories	**337.4**

Trade Receivables

(in millions of euros)	**10/1/2005**
Trade receivables	
- owed by customers	489.6
- owed by unconsolidated subsidiaries	9.7
Total trade receivables	**499.3**

Trade receivables are net of allowances for doubtful accounts attributable to customers for 177.8 million euros and to unconsolidated subsidiaries for 8.6 million euros.

Other Current Assets

(in millions of euros)	**10/1/2005**
Amounts receivable from the tax authorities for VAT	111.9
Estimated tax payments	42.8
Dividend tax credits	38.2
Other receivables owed by the tax administration	34.4
Sundry receivables	6.8
Receivables owed by Fondazione Creditori Parmalat	1.5
Contested receivables	15.5
Accrued income and prepaid expenses	88.3
Totale altre attività correnti	**339.4**

Contested receivables, which amounted to 15.5 million euros, represent claims of certain subsidiaries toward Parmalat S.p.A. that the *Giudici Delegati* did not verify in a decision that was challenged within the statutory deadlines.

These receivables were not eliminated in the consolidation process because the Proposal of Composition with Creditors provides that, pursuant to Article 2359-*quinquies* of the Italian Civil Code, which prohibits the subscription of the shares of a parent company by its subsidiaries, if their existence or amount were to be verified with a final court decision or as part of a settlement agreement, the abovementioned receivables would be transferred to Fondazione Creditori Parmalat, which would then acquire the corresponding shares through subscription, sell them and transfer the proceeds to the creditor companies.

A breakdown of Accrued income and prepaid expenses of 88.3 million euros is as follows:

(in millions of euros)	**10/1/2005**
Accrued income	
- Interest	1.4
- Other and sundry	0.2
Prepaid expenses:	
- Interest	69.5
- Rent and rentals	1.1
- Insurance premiums	4.0
- Loan fees	0.7
- Other and sundry	11.4
Total accrued income and prepaid expenses	**88.3**

The main components of Accrued income and prepaid expenses of 88.3 million euros are prepaid expenses of 69.5 million euros for make-whole notes and subordinate notes issued by the Canadian company Parmalat Dairy & Bakery Inc. (15.9 million euros and 53.5 million euros, respectively).

Cash and Cash Equivalents

(in millions of euros)	**10/1/2005**
Bank and postal accounts	521.2
Checks in transit	0.4
Cash on hand	1.4
Total cash and cash equivalents	**523.0**

Current Financial Assets

Current financial assets consist of securities on hand.

Available-for-sale Assets

Available-for-sale assets of 56 million euros includes the bakery operations of Parmalat S.p.A., assets related to the distribution of tomato-based products and assets held by a Venezuelan subsidiary (lands, plants and machinery);

Notes to the Balance Sheets – Liabilities and Shareholder's Equity

<u>Shareholders' Equity</u>

At October 1, 2005, Group Shareholders' equity totaled 1,837.2 million euros.

<u>Share Capital</u>

The share capital corresponds to the amount of unsecured claims verified by the *Giudici Delegati* and includes prededuction and preferential claims the senior status of which has been waived by the creditors who hold them in exchange for being classified as unsecured claims.
On March 1, 2005, the Extraordinary Shareholders' Meeting, having been informed of the favorable opinion of the Board of Statutory Auditors, approved resolutions agreeing to:

a) carry out divisible capital increases:

- up to a maximum amount of 1,502,374,237 euros by issuing at par up to 1,502,374,237 common shares, par value 1 euro each, ranking for dividends as of January 1, 2005, reserving this increase for the exercise of the preemptive right of the Foundation, the Company's sole shareholder, which will subscribe it on behalf of the eligible creditors, as they appear in the enforceable lists filed with the Office of the Clerk of the Bankruptcy Court of Parma by the Giudici Delegati on December 16, 2004; this capital increase shall be paid in at par, upon the satisfaction of the condition precedent that the Court of Parma approve the Composition with Creditors of the companies of the Parmalat Group by offsetting the amounts of the various claims in accordance with the percentages determined under the Composition with Creditors;
- up to a maximum amount of 38,700,853 euros by issuing at par up to 38,700,853 common shares, par value 1 euro each, ranking for dividends as of January 1, 2005, reserving this increase for the exercise of the preemptive right of the Foundation, the Company's sole shareholder, which will subscribe it at par (offsetting, in accordance with the percentages determined under the Composition with Creditors, the claims acquired by the Foundation and formerly owed to their subsidiaries by companies that are parties to composition with creditors proceedings), upon the satisfaction of the condition precedent that the Court of Parma approve the Composition with Creditors of the companies of the Parmalat Group;

b) carry out a further capital increase that, as an exception to the requirements of Article 2441, Section Six, of the Italian Civil Code, will be issued without requiring additional paid-in capital, will be divisible, will not be subject to the preemptive right of the sole shareholder, will be carried out by the Board of Directors over ten years in multiple installments, each of which will also be divisible, and will be earmarked as follows:

· up to a maximum amount of 238,892,818 euros by issuing at par up to 238,892,818 common shares, par value 1 euro each, ranking for dividends as of January 1, 2005, allocating to:

– unsecured creditors who have challenged the sum of liabilities shares that shall be paid in at par by offsetting the amounts of their claims in accordance with the percentages determined under the Composition with Creditors, once their claims have been effectively verified as a result of a court decision that has become final, and/or an enforceable settlement;

– unsecured creditors with conditional claims shares that shall be paid in at par upon the satisfaction of the condition precedent by offsetting the amounts of their claims in accordance with the percentages determined under the Composition with Creditors;

· up to a maximum amount of 150,000,000 euros by issuing at par up to 150,000,000 common shares, par value 1 euro each, regular ranking for dividends, allocating to unsecured creditors with a title and/or cause that predates the date when the companies that are parties to the Composition with Creditors were declared eligible for Extraordinary Administration Proceedings, including unsecured creditors whose claims were not included in the sum of liabilities but whose claims were later verified by a court decision that has become final and, therefore, can no longer be challenged (so called late-filing creditors), shares that shall be paid in at par by offsetting the amounts of their claims in accordance with the percentages determined under the Composition with Creditors, once their claims have been effectively verified as a result of a court decision that has become final, and/or an enforceable settlement;

· up to a maximum amount of 80,000,000 euros by issuing at par up to 80,000,000 common shares, par value 1 euro each, regular ranking for dividends, which shares will be used to allow conversion of the warrants allotted to eligible creditors, unsecured creditors who challenged the sum of liabilities, conditional creditors, late-filing creditors and the Foundation, on the basis of the capital increase subscribed by the latter (offsetting the claims acquired by the Foundation and formerly owed to their subsidiaries by companies that are parties to composition with creditors proceedings), at the exercise ratio of 1 new common share, par value 1 euro each, for each warrant tendered for the purpose of exercising the subscription right, up to the first 650 shares attributable to the unsecured creditors and the Foundation;

c) carry out the abovementioned increases of the Company's share capital in a manner consistent with the methods and regulations provided in the Proposal of Composition with Creditors;

d) carry out the abovementioned warrants in accordance with the provisions of the Warrants Regulations that are annexed to the Prospectus (see Section Three, Chapter XIII, Paragraph 13.1.9).

The Extraordinary Shareholders' Meeting of September 19, 2005 approved a motion allowing the "permeability" of the different installments of the share capital increase approved by the Shareholders' Meeting of March 1, 2005, meaning that if any one of the installments into which the overall capital increase of 2,010.00 million euros is divided should prove to be greater than the actual amount needed to convert the claims that the installment in question was supposed to cover into capital, the excess of this capital increase installment may be used to cover the claims of another class of creditors (particularly creditors who asked that preferential claims be converted into unsecured claims) when such claims exceed the funds provided by the capital increase installment allocated to them under the resolution approved by the Extraordinary Shareholders' Meeting of March 1, 2005.

No valuation has been made with respect to the warrants distributed to the shareholders because no reference valuation parameter is available.

<u>Riserve per passività in contestazione convertibili esclusivamente in capitale sociale</u>

Based on the final lists of creditors published on December 28, 2004 in Issue No. 303 of the Official Gazette of the Italian Republic, verified claims totaled 19,953,147,095 euros, including conditional claims amounting to 509,834,148 euros. All verified claims and conditional claims are entitled to vote. Rejected claims the rejection of which was challenged amounted to 4,384.1 million euros.

Challenged rejected claims totaling 3,428.0 million euros required the establishment of a reserve that, after decreasing its amount by the claim reduction percentage, amounted to 238.9 million euros. This reserve was

reduced by a further 196.2 million euros as of October 1, 2005, when U.S. Dairy withdrew all challenges to the computation of the liabilities of Parmalat Group companies under extraordinary administration, except for the claims verified by the Court of Parma.

If these claims should be verified with a final court decision or accepted as part of a settlement, the creditors holding them will be entitled to receive shares and warrants of Parmalat S.p.A. in accordance with the terms of the Proposal of Composition with Creditors.

Consequently, the utilization of this reserve will cause the share capital of Parmalat S.p.A. to increase by an amount equal to the additional claims verified in the manner described above. The remainder of the reserve, equal to the amount of the rejected claims, will become a freely available reserve.

Parmalat S.p.A. has already approved a capital increase in an amount equal to the balance in this reserve.

Reserve for Claims of Late Filing Creditors

Subsequent to the publications of the final lists of creditors on December 28, 2004 in Issue No. 303 of the Official Gazette of the Italian Republic, the Court of Parma received late filings by creditors. These claims, which have not yet been reviewed by the *Giudici Delegati*, required the establishment of reserve that, after decreasing its amount by the claim reduction percentage, amounted to 54.5 million euros.

If these claims should be verified with a final court decision or accepted as part of a settlement, the creditors holding them will be entitled to receive shares and warrants of Parmalat S.p.A. in accordance with the terms of the Proposal of Composition with Creditors.

Consequently, the utilization of this reserve will cause the share capital of Parmalat S.p.A. to increase by an amount equal to the additional claims verified in the manner described above. The remainder of the reserve, equal to the amount of rejected claims, will become a freely available reserve.

Other Reserves

Other reserves includes costs to list the securities of Parmalat S.p.A.

Retained Earnings (Loss Carryforward)

Retained Earnings (Loss Carryforward) includes the Assumptor's loss for the first nine months of the year. Details are shown on the report relating to the Parent Company Parmalat Spa.

Minority Interest in Shareholder's Equity

At October 1, 2005, the Minority interest in shareholders' equity amounted to 53.7 million euros. It refers to the following subsidiaries:

(in millions of euros)	**Share capital and reserves**
Centrale del Latte di Roma S.p.A.	36.9
OAO Belgorodskij Molocnij Kombinat	7.7
Citrus International Corporation Sa	2.2
Ecuadorian Foods Company	2.1
Parmalat ColombiaLtda	1.6
Parmalat Romania Sa	1.5
Other and sundry	1.7
Total	**53.7**

Non-current Liabilities

Non-current liabilities totaled 989.0 million euros. A breakdown is as follows:

(in millions of euros)	**10/1/2005**
Long-term borrowings	688.5
Deferred-tax liabilities	232.1
Provisions for employee benefits	110.2
Provisions for risks and charges	137.2
Provision for preferential and prededuction claims	22.5
Total non-current liabilities	**1,190.5**

Long-term Borrowings

(in millions of euros)	**10/1/2005**
Due to banks	625.5
Due to other lenders	63.0
Total Long-term Borrowings	**688.5**

Certain loans received by Group companies are collateralized with Group assets. Specifically, collateralized loans include 404.5 million euros received by the Canadian subsidiaries, 161.3 million euros received by the Spanish subsidiaries, 147.3 million euros received by the Australian subsidiaries and 52.1 million euros received by the South African subsidiaries.

Provisions for Risks and Charges

(in millions of euros)	**10/1/2005**
Provision for taxes	78.9
Provision for other risks and charges	58.3
Total Provisions for Risks and Charges	**137.2**

Provision for Preferential and Prededuction Claims

This balance reflects an estimate made by Parmalat S.p.A. of 22.5 million euros based on the challenges filed by creditors who contest the classification of their claims as unsecured, requesting instead the status of prededuction or preferential claims.

If the contested claims are verified as prededuction or preferential claims in a final court decision, or such status is granted as part of a settlement, the corresponding amounts will have to paid in cash.

Current Liabilities

Current liabilities amounted to 1,088.0 million euros. A breakdown is as follows:

(in millions of euros)	**10/1/2005**
Short-term borrowings	251.6
Financial liabilities from preferential and prededuction claims	10.5
Trade payables	459.7
Trade payables with preferential or prededuction status	124.2
Other current liabilities	206.1
Other payables with preferential or prededuction status	9.7
Income taxes payable	26.2
Total current liabilities	**1,088.0**

Short-term Borrowings

(in millions of euros)	**10/1/2005**
Due to banks	231.3
Due to other lenders	16.9
Due to subsidiaries	3.4
Total Short-term Borrowings	**251.6**

Financial Liabilities from Preferential and Prededuction Claims

This item refers to a loan received by the Parmalat Group prior to the start of the extraordinary administration proceedings, to which the *Giudici Delegati* have assigned preferential status.

Trade Payables

(in millions of euros)	**10/1/2005**
Advances	1.2
Accounts payable to suppliers	436.9
Accounts payable to unconsolidated subsidiaries	21.6
Total Trade Payables	**459.7**

Trade Payables with Preferential or Prededuction Status

(in millions of euros)	**10/1/2005**
Accounts payable to suppliers	101.7
Accounts payable to affiliated companies	22.5
Total Trade Payables with Preferential or Prededuction Status	**124.2**

Accounts payable to suppliers with preferential or prededuction status represent obligations incurred before the start of the extraordinary administration proceedings that were verified as preferential or prededuction claims by the *Giudici Delegati.*

Accounts payable to affiliated companies with preferential or prededuction status refer to amounts payable to Parmafactor S.p.A. for trade-related transactions. They originate from the assignment of receivables carried out before the start of the extraordinary administration proceedings. This liability was verified with preferential or prededuction status by the *Giudici Delegati* and, consequently, will not be converted into securities in accordance with the terms of the Composition with Creditors.

Other Current Liabilities

(in millions of euros)	**10/1/2005**
- Income taxes payables	21.3
- Contributions to pension and social security institutions	34.1
- Accounts payable to others	68.7
- Accrued expenses and deferred income	82.0
Total Other Current Liabilities	**206.1**

Contributions to pension and social security institutions

On July 8, 2005, Parmalat S.p.A. in Amministrazione Straordinaria and Eurolat S.p.A. in Amministrazione Straordinaria reached a settlement with the Italian social security administration (INPS) in connection with their liability for social security contributions accrued after the start of the extraordinary administration proceedings. Under the settlement, INPS will offset about 25.6 million euros in receivables with VAT refunds owed to these two companies.

Accounts payable to others

Accounts payable to others consist mainly of amounts owed to employees.

Accrued expenses and deferred income

(in millions of euros)	**10/1/2005**
Accrued expenses:	
- Interest	14.7
- Insurance premiums	0.1
- Sundry and miscellaneous	37.0
Deferred income:	
- Insurance premiums	0.9
- Sundry and miscellaneous	29.3
Total Accrued expenses and defferred income	**82.0**

Accrued interest expense of 14.7 million euros represents interest on loans payable at a later date.

Sundry and miscellaneous accrued expenses of 37 million euros consist mainly of advertising, promotional and marketing expenses and customer discounts that are attributable to the reference period but payable at a later date.

Sundry and miscellaneous deferred income of 29.3 million euros refers mainly to the deferral of grants toward the construction of production facilities provided pursuant to Legislative Decree No. 173 of April 30, 1998, which are provided over the useful lives of the assets.

Other Payables with Preferential or Prededuction Status

(in millions of euros)	**10/1/2005**
Income taxes payables	2.4
Contributions to pension and social security institutions	5.1
Accounts payable to others	2.2
Total Other Payables with Preferential or Prededuction Status	**9.7**

Income Taxes Payable

(in millions of euros)	**10/1/2005**
Centrale Latte Roma	11.0
Parmalat Portugal	3.8
Parmalat South Africa	3.1
Parmalat Food Inc.	2.8
Parmalat Spa	2.5
Others	3.0
Total Income Taxes Payable	**26.2**

Liabilities Directly Attributable to Available-for-sale Assets

The balance of 8.6 million euros refers to the Bakery Division of Parmalat S.p.A.

Equity investments of the Parmalat Group as at October 1, 2005

Company		Share Capital		Equity investment					
Name Head Office	Ty- pe (1)	Curr.	Importo	Tot. number vot. shares/cap. interests held	Held by	Number of shares/cap. interests	% (based on No. of shares/ cap. int.)	Group interest	Method of consolid. or valuation
GROUP'S PARENT COMPANY									
PARMALAT SPA	AQ	EUR	1,600,926,818						
Collecchio								100.000	I
EUROPE									
ITALY									
BONATTI SPA	A	EUR	28,813,404	572.674	Parmalat Spa	572,674	10.256		
Parma							10.256		C
BOSCHI LUIGI E FIGLI SPA in A.S.*	A	EUR	6,000,000	5.336.400	Parmalat Spa	5,336,400	89.440		
Fontanellato							89.440		C
CE.DI. SPEZIA SRL***	A	EUR	10,320	2.000	Parmalat Spa	2,000	100.000		
Collecchio							100.000		C
CE.PI.M SPA	A	EUR	n.d.	n.d.	Parmalat Spa		0.840		
							0.840		C
CENTRALE DEL LATTE DI ROMA SPA	A	EUR	37,736,000	5.661.400	Parmalat Spa	5,661,400	75.013		
Roma							75.013	75.0130	I
COMPAGNIA FINANZIARIA ALIMENTI SRL	A	EUR	10,000	9.946	Parmalat Spa	9,946	99.455		
Collecchio							99.455	99.4549	I
COMUNICAZIONE 2000 SRL	SRL	EUR	50,000	1	Parmalat Spa	1	33.340		
Collecchio							33.340		PN
DALMATA SRL	SRL	EUR	120,000	1	Parmalat Spa	1	100.000		
Collecchio							100.000	100.0000	I
FIORDILATTE SRL	SRL	EUR	10,000	4.000	Parmalat Spa	4,000	40.000		
Parma							40.000		PN
FOOD RECEIVABLES CORPORATION SRL	SRL	EUR	1,033,000	506.170	Parmalat Spa	506,170	49.000		
Collecchio							49.000		PN
FRATELLI STRINI COSTR. MECC. SRL in A.S.*	SRL	EUR	52,000	51.000	Parmalat Spa	51,000	51.000		
Fontevivo							51.000		C
GELATERIA PARMALAT SRL***	SRL	EUR	100,000	100	Parmalat Spa	100	100.000		
Collecchio							100.000		C
GIGLIO SPA***	A	EUR	20,000,000	20.000.000	Parmalat Spa	20,000,000	100.000		
Reggio Emilia							100.000		C
IMPIANTI SPORTIVI PARMA SRL*	SRL	EUR	40,000	40.000	Parmalat Spa	40,000	100.000		
Parma							100.000		C
INTERLATTE SRL	A	EUR	130,000	123.500	Parmalat Spa	123,500	95.000		
Collecchio							95.000	95.0000	I
ITALCHEESE SPA – MAG. GEN. REGGIANI	A	EUR	7,500,000	7.500.000	Parmalat Spa	7,500,000	100.000		
Reggio Emilia							100.000	100.0000	I
LATTE SOLE SPA	A	EUR	2,230,074	6,211,680	Parmalat Spa	6,211,680	100.000		
Collecchio							100.000	100.0000	I
LUCANA CLUB PALLAVOLO FEMM. SRL*	SRL	EUR	10,400	20,000	Parmalat Spa	20,000	100.000		
Matera							100.000		C
MARGHERITA YOGURT SRL***	SRL	EUR	50,000	50,000	Parmalat Spa	50,000	100.000		
Roma							100.000		C
MARSH & CO SPA	A	EUR	260,000	2,400	Parmalat Spa	2,400	12.000		
Milano							12.000		C

* co. under e. a. or noncore co. ** co. party to local composition-with-creditors proceedings *** co. in liquidation
(1) C = Corporation; PC = Publicly traded corporation; LLP = Limited liability partnership; F = Foreign company

Company		Share Capital		Equity investment					
Name Head Office	Ty- pe (1)	Curr.	Importo	Tot. number vot. shares/cap. interests held	Held by	Number of shares/cap. interests	% (based on No. of shares/ cap. int.)	Group interest	Method of consolid. or valuation
PARMAQUA SPA	A	EUR	100,000	49,000	Parmalat Spa	49,000	49.000		
Sestri Levante							49.000		PN
PARMA FACTOR SPA	A	EUR	5,160,000	154,800	Parmalat Spa	154,800	30.000		
Collecchio							30.000		PN
PARMALAT DISTRIBUZIONE ALIMENTI SRL	SRL	EUR	11,211	11,211	Parmalat Spa	11,211	100.000		
Collecchio							100.000	100.0000	I
P,V,F, MATERA CLUB SRL***	SRL	EUR	72,157	71,842	Parmalat Spa	71,842	99.653		
Matera							99.653		C
SARAL SRL***	SRL	EUR	128,750	2 q,i,	Parmalat Spa		100.000		
Collecchio							100.000		C
SOGEAP SPA	A	EUR	n.d.	n,d,	Parmalat Spa	n.d.	5.050		
Parma							5.050		C
AUSTRIA									
PARMALAT AUSTRIA GMBH	E	EUR	36,337	1	Parmalat Spa	1	100.000		
Vienna							100.000	100.0000	I
BELGIUM									
PARMALAT BELGIUM NV	E	EUR	1,000,000	40,000	Parmalat Spa	40,000	100.000		
Bruxelles							100.000	100.0000	I
FRANCE									
PARMALAT FRANCE SA***	E	EUR	6,539,200	8,173,940	Parmalat Spa	8,173,940	99.999		
Bretteville-Caen							99.999		C
SOCIETE FROMAGERE D'ATHIS SA**	E	EUR	60,000	3,800	Parmalat France Sa	3,800	95.000		
Athis de l'Orne							95.000		C
GERMANY									
DEUTSCHE PARMALAT GMBH in A.S.*	E	EUR	4,400,000	4,400,000	Parmalat Spa	4,400,000	100.000		
Weissenhorn							100.000		C
PARMALAT MOLKEREI GMBH in A.S.*	E	EUR	600,000	540,000	Deutsche Parmalat Gmbh in AS	540,000	90.000		
Gransee							90.000		C
GREAT BRITAIN									
AULT FOOD (UK) LIMITED**	E	GBP	150,002	150,002	Parmalat Food Holdings (UK) Ltd	150,002	100.000		
Londra							100.000		C
BRIDGE FARM DAIRIES LIMITED**	E	GBP	12,500	12,500	Parmalat Dairies (UK) Ltd	12,500	100.000		
Mildenhall							100.000		C
CANADIAN CHEESE HOLDINGS LTD (UK)	E	GBP	58,823	27,060	Parmalat Food INC.	27,060	46.002		
Londra							46.002		PN
FOOD CONSULTING SERVICES LIMITED*	E	GBP	2,000	2,000	Curcastle Corporation nv	2,000	100.000		
Douglas							100.000		C
LAKELAND FOODS LIMITED**	E	GBP	500,000	500,000	Verimac (n, 98) Limited	500,000	100.000		
Glasgow							100.000		C
LOSELEY CHILLED PRODUCTS LTD**	E	GBP	150,100	150,100	Parmalat Dairies (UK) Ltd	150,100	100.000		
Mildenhall							100.000		C
PARMALAT DAIRIES (UK) LIMITED**	E	GBP	2,222,156	2,222,156	Parmalat Food Holdings (UK) Ltd	2,222,156	100.000		
Mildenhall							100.000		C
PARMALAT FOOD HOLDINGS (UK) LIMITED**	E	GBP	142,794,926	142,794,926	Parmalat Spa	140,814,926	98.613		
Londra					Parmalat Food INC.	1,980,000	1.387		
							100.000		C

* co. under e. a. or noncore co. ** co. party to local composition-with-creditors proceedings *** co. in liquidation
(1) C = Corporation; PC = Publicly traded corporation; LLP = Limited liability partnership; F = Foreign company

Company			Share Capital	Equity investment					
Name Head Office	Ty-pe (1)	Curr.	Importo	Tot. number vot. shares/cap. interests held	Held by	Number of shares/cap. interests	% (based on No. of shares/ cap. int.)	Group interest	Method of consolid. or valuation
PARMALAT FOOD IMPORTS (UK) LIMITED**	E	GBP	119,407	119,407	Parmalat Food Holdings (UK) Ltd	119,407	100.000		
Egham							100.000		C
QUESTWAVE LIMITED	E	GBP	2	1	Parmalat Food INC.	1	50.000		
Londra							50.000		PN
VALUETUNING LTD	E	GBP	162,928,224	162,928,224	Dalmata srl	162,928,224	100.000		
Londra							100.000	100.0000	I
VERIMAC (N. 98) LIMITED	E	GBP	100	100	Parmalat Dairies (UK) Ltd	100	100.000		
Glasgow							100.000		C
IRELAND									
EURO FINANCIAL MANAGEMENT LTD*	E	EUR	2	2	Parmalat Spa	2	100.000		
Dublin							100.000		C
PORTUGAL									
BECO FINO ACTIVIDADES HOTELEIRAS									
LTDA***	E	EUR	184,455	184,455	Gelateria Parmalat Srl	184,455	99.946		
Cascais							99.946		C
CLESA PORTUGUESA IND, DE LATICINIOS SA	E	EUR	748,500	150,000	Clesa sa	150,000	100.000		
Vila Nova de Famalicao							100.000	100.000	I
F.I.T. FOMENTO E INDUSTRIA DO TOMATE									
SA*	E	EUR	11,933,086	2,379,706	Italagro sa	2,379,706	99.511		
Aguas de Moura							99.511		C
ITALAGRO SA*	E	EUR	10,978,000	2,090,000	Boschi Luigi e Figli Spa in AS	2,090,000	95.000		
Castanheira do Ribatejo							95.000		C
PARMALAT PORTUGAL PROD. ALIMENTARES									
Lda	E	EUR	11,651,450,04	11,651,450,04	Parmalat Spa	11,646,450	99.957		
Sintra					Latte Sole S,p,A,	3,500	0.0300		
					Parmalat Distribuz, Alim, Srl	1,500	0.0130		
							100.000	100.000	I
ROMANIA									
LA SANTAMARA SRL	E	ROL	66,675,000	635	Parmalat Spa	535	84.252		
Baia Mare					Parmalat Romania sa	100	15.748		
							100.000	99.8049	I
PARMALAT ROMANIA SA	E	ROL	260,897,600,000	1,913,911	Parmalat Spa	1,913,911	73.359		
Comuna Tunari							73.359	73.3587	I
RUSSIA									
OAO BELGORODSKIJ MOLOCNIJ KOMBINAT	E	RUB	67,123,000	43,528,000	Parmalat Spa	43,528,000	64.848		
Belgorod							64.848	64.8481	I
OOO DEKALAT	E	RUB	100,000	1	Parmalat Spa	1	100.000		
San Pietroburgo							100.000	100.0000	I
OOO FARM	E	RUB	80,891,950	80,891,950	Parmalat Spa	80,891,950	100.000		
Nizhnij Novgorod							100.000	100.0000	I
OOO PARMALAT EAST	E	RUB	42,147,000	5,600	Parmalat Spa	5,600	100.000		
Mosca							100.000	100.0000	I
OOO PARMALAT MK	E	RUB	124,000	1	Parmalat Spa	1	100.000		
Mosca							100.000	100.0000	I
OOO PARMALAT SNG	E	RUB	152,750	2	Parmalat Spa	2	100.000		
Mosca							100.000	100.0000	I

* co. under e. a. or noncore co. ** co. party to local composition-with-creditors proceedings *** co. in liquidation
(1) C = Corporation; PC = Publicly traded corporation; LLP = Limited liability partnership; F = Foreign company

Company		Share Capital		Equity investment					
Name Head Office	Ty-pe (1)	Curr.	Importo	Tot. number vot. shares/cap. interests held	Held by	Number of shares/cap. interests	% (based on No. of shares/ cap. int.)	Group interest	Method of consolid. or valuation
					OAO Belgorodskij Moloc,				
OOO TRADE HOUSE 4 SEASONS	E	RUB	15,000	1	Komb	1	100.000		
Belgorod							100.000	64.8481	I
OOO URALLAT	E	RUB	129,618,210	1	Parmalat Spa	1	100.000		
Berezovsky							100.000	100.0000	I
SLOVAKIA									
EUROMILK	E	SKK	136,000,000	332	Mliekotej sro	332	12.206		
Bratislava							12.206		C
MLIEKOTEJ SRO**	E	SKK	200,000	1	Parmalat Hungaria rt	1	100.000		
Bratislava							100.000		C
SPAIN									
ARILCA SA	E	EUR	270,455	448	Parmalat Spa	448	99.556		
Madrid							99.556	99.5560	I
BASCONES DEL AGUA SA	E	EUR	3,005,000	50,000	Clesa sa	47,500	95.000		
Madrid					Letona sa	2,500	5.000		
							100.000	100.0000	I
CLESA HELADOS SL	E	EUR	14,427,297	14,427,297	Clesa sa	14,427,297	100.000		
Madrid							100.000	100.0000	I
CLESA SA	E	EUR	9,291,647	309,200	Parmalat Spa	289,213	93.536		
					Compania Agric, y Forestal				
Madrid					sa	19,987	6.464		
							100.000	100.0000	I
COMPANIA AGRICOLA Y FORESTAL SA	E	EUR	339,541	56,496	Parmalat Spa	56,496	100.000		
Madrid							100.000	100.0000	I
ENERLASA SA	E	EUR	1,021,700	9,350	Clesa sa	9,350	55.000		
Madrid							55.000	55.0000	I
LETONA SA	E	EUR	4,507,500	75,000	Clesa sa	71,250	95.000		
Barcellona					Bascones del Agua sa	3,750	5.000		
							100.000	100.0000	I
SWITZERLAND									
PARMALAT INTERNATIONAL SA	E	CHF	150,000	145	Parmalat Spa	145	96.666		
Lugano							96.666	96.6660	I
hUNGARY									
PARMALAT HUNGARIA RT**	E	HUF	1,385,980,000	93,374,710	Parmalat Spa	93,374,710	99.87		
Szekesfehervar							99.87		C
PDBI LIQUIDITY MANAGEMENT HUNGARY									
LLC	E	USD	132,205,000	1	Parmalat Dairy & Bakery Inc	1	100.000		
Varkonyi							100.000	100.0000	I
NORTH AMERICA									
CANADA									
2975483 CANADA INC	E	CAD	100	100	Parmalat Food Inc	100	100.000		
Toronto							100.000	100.0000	I
3450473 CANADA INC	E	CAD	202	8,203	Parmalat Food Inc	8,203	100.000		
Toronto							100.000	100.0000	I
3782581 CANADA INC	E	CAD	100	100	Parmalat Holding Lim	100	100.000		
Toronto							100.000	100.0000	I
3853853 CANADA INC	E	CAD	100	100	Parmalat Food Inc	100	100.000		
Toronto							100.000	100.0000	I

* co. under e. a. or noncore co. ** co. party to local composition-with-creditors proceedings *** co. in liquidation
(1) C = Corporation; PC = Publicly traded corporation; LLP = Limited liability partnership; F = Foreign company

Company			Share Capital		Equity Investment				
Name Head Office	Ty- pe (1)	Curr.	Importo	Tot. number vot. shares/cap. interests held	Held by	Number of shares/cap. interests	% (based on No. of shares/ cap. int.)	Group interest	Method of consolid. or valuation
CRINGLE HOLDINGS LTD	E	CAD	691,453	691,453	Parmalat Dairy & Bakery Inc	691,453	100.000		
Calgary							100.000	100.0000	I
EAUX VIVES HURRICANA INC.**	E	CAD	17,910,370	600,001	Parmalat Holdings Ltd	600,001	60.000		
St Matthieu d'Hurricana							60.000		C
LACTANTIA LIMITED	E	CAD	5	89,259	Parmalat Food Inc	89,259	100.000		
Toronto							100.000	100.0000	I
LES SOURCES PERIGNY INC.**	E	CAD	1,567,966	7,806	Eaux Vives Hurricana INC.	7,806	100.000		
St Matthieu d'Hurricana							100.000		C
PARMALAT HOLDINGS LIMITED	E	CAD	878,479,550	878,479	Parmalat Spa	878,479	100.000		
Toronto							100.000	100.0000	I
PARMALAT DAIRY & BAKERY INC	E	CAD	635,260,550	Priv, 9,519,605	Parmalat Holding Lim	9,519,604	100.000		
Toronto				Ord, 569	3782581 Canada Inc	1	0.000		
							100.000	100.0000	I
PARMALAT FOOD INC.	E	CAD	161,326,000	131,759	Parmalat Dairy & Bakery Inc	131,759	100.000		
Etobicoke							100.000	100.0000	I
THE GEORGE CRINGLE-PALM DAIRIES									
RESEARCH FOUNDATION	E	CAD	1	3	Parmalat Dairy & Bakery Inc	3	100.000		
Calgary							100.000	100.0000	I
UNITED STATES OF AMERICA									
BF HOLDINGS USA INC	E	USD	24,308,010	155	Parmalat Dairy & Bakery Inc	155	100.000		
Dover							100.000	100.0000	I
EVH USA INC.**	E	USD	1	1	Eaux Vives Hurricana INC.	1	100.000		
Wilmington							100.000		C
PARMALAT GELATERIE HOUSTON INC.***	E	USD	1,000	1,000	Parmalat Gelaterie Usa INC.	1,000	100.000		
Austin							100.000		C
MEXICO									
PARMALAT DE MEXICO S,A, de C,V,	E	MXN	390,261,812	390,261,812	Parmalat Spa	390,261,812	100.000		
Jalisco							100.000	100.0000	I
CENTRAL AMERICA									
BRITISH VIRGIN ISLANDS									
ECUADORIAN FOODS COMPANY INC	E	USD	50,000	25,500	Parmalat Spa	25,500	51.000		
Tortola							51.000	51.0000	I
COSTA RICA									
LACTEOS CENTROAMERICANOS LACTAM SA*	E	CRC	12,000	12	Parmalat Nicaragua sa	12	100.000		
San Josè							100.000		C
PARMALECHE DE COSTARICA SA*	E	CRC	10,000	10	Parmalat Spa	10	100.000		
San Josè							100.000		C
CUBA									
CITRUS INTERNATIONAL CORPORATION SA	E	USD	11,400,000	627	Parmalat Spa	627	55.000		
Pinar del Rio							55.000	55.0000	I
EL SALVADOR									
LACTEOS SAN MIGUEL S,A, DE C,V,*	E	USD	100	1,000	Parmalat Nicaragua sa	999	99.900		
					Lacteos Centroamericanos				
San Salvador					sa	1	0.100		
							100.000		C

* co. under e. a. or noncore co. ** co. party to local composition-with-creditors proceedings *** co. in liquidation
(1) C = Corporation; PC = Publicly traded corporation; LLP = Limited liability partnership; F = Foreign company

Company Name Head Office	Share Capital Ty-pe (1)	Curr.	Importo	Equity investment Tot. number vot. shares/cap. interests held	Held by	Number of shares/cap. interests	% (based on No. of shares/ cap. int.)	Group interest	Method of consolid. or valuation
GUATEMALA									
COMERCIALIZADORA SAN ISIDRO SA	E	GTQ	5,000	10	Parmalat Nicaragua sa	9	90.000		
Guatemala					Lacteos San Miguel sa de cv	1	10.000		
							100.000	90.0000	I
NICARAGUA									
PARMALAT NICARAGUA SA	E	NIO	2,000,000	2,000	Parmalat Spa	57	2.850		
Managua					Curcastle Corporation nv	1,943	97.150		
							100.000	100.0000	I
DOMINICAN REPUBLIC									
PARMALAT DEL CARIBE SA*	E	DOP	3,390,000	33,893	Curcastle Corporation nv	33,893	99.979		
							99.979		C
SOUTH AMERICA									
NETHERLANDS ANTILLES									
CURCASTLE CORPORATION NV	E	USD	6,000	6,000	Parmalat Austria gmbh	6,000	100.000		
Willemstad							100.000	100.0000	I
ZILPA CORPORATION NV	E	USD	6,000	6,000	Curcastle Corporation nv	6,000	100.000		
Willemstad							100.000	100.0000	I
BRASIL									
BATAVIA SA**	E	BRL	144,200,000	73,541,997	Parmalat Brasil sa	73,541,997	51.000		
							51.000		C
GELATERIA PARMALAT LTDA**	E	BRL	10,131,767	10,131,767	Gelateria Parmalat Srl	330,847	3.265		
					Parmalat Particip do Brasil ltda	9,800,920	96.735		
San Paolo							100.000		C
ITC-COMERCIO INT. DO BRASIL LTDA**	E	BRL	22,985,352	22,985,352	Parmalat Particip do Brasil ltda	22,985,350	99.999		
					Parmalat Empr e Admin ltda	2	0.001		
San Paolo							100.000		C
PARMALAT ADMIN E PART DO BRASIL**	E	BRL	1,000,000	999,999	Parmalat Spa	810,348	81.035		
					Parmalat Food Holdings (UK) ltd	189,651	18.965		
San Paolo							100.000		C
PARMALAT BRASIL SA IND. DE ALIMENTOS**	E	BRL	848,597,317	5,329,073,764	Parmalat Empr e Admin ltda	5,329,073,764	99.871		
San Paolo							99.871		C
PARMALAT EMPREEND. E ADM. LTDA**	E	BRL	1,443,660,566	1,181,177,020	Parmalat Particip do Brasil ltda	1,181,177,020	81.818		
San Paolo							81.818		C
PARMALAT PARTICIPACOES DO BRASIL LTDA**	E	BRL	1,271,257,235	1,271,257,235	Parmalat Spa	1,260,921,807	99.870		
San Paolo					Parmalat Food Holdings (UK) ltd	10,233,428	0.813		
							100.000		C
SEIB-SOC. EXPORT E IMPORT DE BENS LTDA**	E	BRL	15,658,112	15,658,112	Parmalat Particip do Brasil ltda	15,658,110	99.999		
San Paolo					Parmalat Empr e Admin ltda	2	0.001		
							100.000		C
CHILE									
PARMALAT CHILE SA**	E	CLP	12,943,722,315	2,096,083	Parmalat Spa	2,096,083	99.999		
Santiago							99.999		C

* co. under e. a. or noncore co. ** co. party to local composition-with-creditors proceedings *** co. in liquidation
(1) C = Corporation; PC = Publicly traded corporation; LLP = Limited liability partnership; F = Foreign company

Company		Share Capital		Equity investment					
Name Head Office	Ty-pe (1)	Curr.	Importo	Tot. number vot. shares/cap. interests held	Held by	Number of shares/cap. interests	% (based on No. of shares/ cap. int.)	Group interest	Method of consolid. or valuation
COLOMBIA									
GELATERIA PARMALAT COLOMBIA LTDA***	E	COP	32,480,000	16,240	Gelaeria Parmalat Srl	15,240	93.842		
Santafè de Bogotà					Parmalat Colombia Ltda	10	0.062		
					Parmalat Spa	990	6.096		
							100.000		C
PARMALAT COLOMBIA LTDA	E	COP	20,466,360,000	20,466,360	Parmalat Spa	18,621,581	90.986		
Santafè de Bogotà					Parmalat Particip do Brasil Ltda	1,844,779	9.014		
							100.000	90.9860	I
PROCESADORA DE LECHES SA (PROLECHE SA)	E	COP	173,062,136	138,036,745	Parmalat Spa	131,212,931	94.773		
Medellin					Dalmata Srl	4,101,258	2.962		
					Parmalat Colombia Ltda	2,722,556	1.966		
							99.701	99.5242	I
ECUADOR									
LECHE COTOPAXI COMPANIA DE ECONOMIA MIXTA LECOCEM	E	USD	6,167,720	154,021,745	Parmalat del Ecuador sa	6,160,870	99.889		
Latacunga							99.889	99.8890	I
PARMALAT DEL ECUADOR SA	E	USD	345,344	8,633,599	Parmalat Spa	8,633,599	100.000		
Quito							100.000	100.0000	I
PRODUCTOS LACTEOS CUENCA SA PROLACEM	E	USD	35,920	872,732	Ecuadorian Foods Co, Inc	872,732	97.185		
Cuenca							97.185	49.5644	I
PARAGUAY									
PARMALAT PARAGUAY SA*	E	PYG	9,730,000,000	9,633	Parmalat Spa	9,633	99.000		
Asuncion							99.000		C
URUGUAY									
AIRETCAL SA	E	UYU	9,198,000	9,198,000	Parmalat Spa	9,198,000	100.000		
Montevideo							100.000		C
GELATERIA PARMALAT URUGUAY SA***	E	UYU	262,500	262,500	Gelateria Parmalat Srl	236,250	90.000		
Montevideo					Parmalat Spa	26,250	10.000		
							100.000		C
PARMALAT TRADING SOUTH AMERICA*	E	UYU	400,000	400,000	Parmalat Spa	400,000	100.000		
Montevideo							100.000		C
WISHAW TRADING SA*	E	USD	30,000	300	Parmalat Spa	50	16.667		
Montevideo					Parmalat Partcip do Brasil ltda	70	23.333		
					Parmalat Paraguay sa	90	30.000		
					Parmalat de Venezuela ca	90	30.000		
							100.000		C
VENEZUELA									
DISTRIBUIDORA MIXTA DE ALIMENTOS CA (DISMALCA)	E	VEB	3,300,000	3,300	Indu,Lac,Venezol, ca-Indulac	3,300	100.000		
Caracas							100.000	98.8202	I
FRUTICOLA MONTALBAN CA	E	VEB	25,522,000	255,220	Indu,Lac,Venezol, ca-Indulac	255,220	100.000		
Caracas							100.000	98.8202	I

* co. under e. a. or noncore co. ** co. party to local composition-with-creditors proceedings *** co. in liquidation
(1) C = Corporation; PC = Publicly traded corporation; LLP = Limited liability partnership; F = Foreign company

Company			Share Capital	Equity investment					
Name Head Office	Ty- pe (1)	Curr.	Importo	Tot. number vot. shares/cap. interests held	Held by	Number of shares/cap. interests	% (based on No. of shares/ cap. int.)	Group interest	Method of consolid. or valuation
FRUTICOLA SANTA CRUZ CA	E	VEB	64,062,000	640,620	Indu,Lac,Venezol, ca-Indulac	640,620	100.000		
Caracas							100.000	98.8202	II
GELATERIA PARMALAT DE VENEZUELA CA***	E	VEB	10,000,000	10,000	Gelateria Parmalat Srl	9,000	90.000		
Caracas					Parmalat Spa	1,000	10.000		
							100.000		C
INDUSTRIA LACTEA VENEZOLANA CA (INDULAC)	E	VEB	34,720,471,600	343,108,495	Parmalat de Venezuela ca	343,108,495	98.820		
Caracas							98.820	98.8202	II
PARMALAT DE VENEZUELA CA	E	VEB	2,324,134,000	2,324,134	Parmalat Spa	2,324,134	100.000		
Caracas							100.000	100.0000	I
PASTEURIZADORA NATURA SA (PANASA)	E	EUR	92,000	10,436	Indu,Lac,Venezol, ca-Indulac	10,436	11.343		
Barcelona-Venezuela							11.343		C
QUESOS NACIONALES CA QUENACA	E	VEB	3,000,000,000	3,000,000	Indu,Lac,Venezol, ca-Indulac	3,000,000	100.000		
Caracas							100.000	98.8202	II
AFRICA									
BOTSWANA									
PARMALAT BOTSWANA (PTY) LTD	E	BWP	3,000	2,900	Parmalat Africa Ltd	2,900	96.667		
Gaborone							96.667	96.6670	I
MAURITIUS									
PARMALAT AFRICA LIMITED	E	USD	55,982,304	55,982,304	Parmalat Austria gmbh	53,560,510	95.674		
Port Louis					Parmalat Spa	2,421,794	4.326		
							100.000	100.0000	I
MOZAMBIQUE									
PARMALAT MOZAMBIQUE - PROD ALIMEN LDA	E	MZM	18,910,800,000	18,909,300,000	Parmalat Africa Ltd	18,909,300,000	99.992		
Matola							99.992	99.9920	I
PARMALAT PRODUTOS ALIMENTARES SARL	E	MZM	57,841,500,000	536,415	Parmalat Mozambique P,A, Lda	168,000	29.045		
Matola					Parmalat Africa Ltd	368,415	63.694		
							92.739	92.7367	I
SOUTH AFRICA									
BONNITA HOLDINGS (PTY) LIMITED**	E	ZAR	1,434,000	143,400,030	Parmalat Austria Gmbh	143,400,030	100.000		
Stellenbosch							100.000		C
DUN ROBIN PRODUCTS (PTY) LIMITED	E	ZAR	1,000	100,000	Parmalat Africa Ltd	100,000	100.000		
Stellenbosch							100.000	100.0000	I
PARMALAT FOOD INDUSTRIES SOUTH AFRICA (PTY) LTD	E	ZAR	4,000	4,000	Parmalat Austria gmbh	4,000	100.000		
Stellenbosch							100.000	100.0000	I
PARMALAT SOUTH AFRICA (PTY) LTD	E	ZAR	511,507,00	122,010,000	Parmalat Africa Ltd	122,010,000	100.000		
Stellenbosch							100.000	100.0000	I
PRIMA DOLCE (PTY) LTD	E	ZAR	1,000	10,000	Parmalat South Africa (Pty) Ltd	10,000	100.000		
Stellenbosch							100.000	100.0000	I
SWAZILAND									
PARMALAT SWAZILAND (PTY) LTD	E	SZL	100	60	Parmalat Africa Ltd	60	60.000		
Mbabane							60.000	60.0000	I

* co. under e. a. or noncore co. ** co. party to local composition-with-creditors proceedings *** co. in liquidation
(1) C = Corporation; PC = Publicly traded corporation; LLP = Limited liability partnership; F = Foreign company

Company		Share Capital		Equity investment					
Name Head Office	Ty-pe (1)	Curr.	Importo	Tot. number vot. shares/cap. interests held	Held by	Number of shares/cap. interests	% (based on No. of shares/ cap. int.)	Group interest	Method of consolid. or valuation
ZAMBIA									
PARMALAT ZAMBIA LIMITED	E	ZMK	27,280,000	19,505,200	Parmalat Africa Ltd	19,505,200	71.500		
Lusaka							71.500	71.5000	I
ASIA									
CHINA									
PARMALAT (ZHAODONG) DAIRY CORP. LTD*	E	CNY	56,517,260	53,301,760	Parmalat Spa	53,301,760	94.311		
Zhaodong							94.311		C
SHANGHAI YONG AND DAIRY COMPANY LTD	E	CNY	14,322,425	25	Pauls Victoria Limited	25	25.000		
Shanghai							25.000		PN
INDIA									
SWOJAS ENERGY FOODS LIMITED**	E	INR	309,626,500	21,624,311	Parmalat Spa	21,624,311	69.840		
Shivajinagar							69.840		C
INDONESIA									
PT PARMALAT INDONESIA***	E	USD	150,000	97,500	Parmalat Australia Ltd	97,500	65.000		
Jakarta							65.000		C
THAILAND									
PARMALAT ASIA (EWP) LIMITED*	E	THB	30,850,000	308,500	Parmalat Australia Ltd	308,494	99.998		
Bangkok					Pauls Foods Pty Ltd	1	0.000		
					Pauls Ice Cream & Milk Pty Ltd	1	0.000		
					Pauls Trading Ltd	1	0.000		
					Port Curtis Dairy Pty Ltd	1	0.000		
					Dairyfields Pty Ltd	1	0.000		
					Gold Coast Milk Ltd	1	0.000		
							100.000		C
OCEANIA									
AUSTRALIA									
BEAUDESERT MILK PTY LTD	E	AUD	3,000	3,000	Gold Coast Milk Pty Ltd	2,999	99.967		
South Brisbane					Dairyfields Pty Ltd	1	0.033		
							100.000	100.0000	I
BENDIGO MOULDERS PTY LTD	E	AUD	100	100	Parmalat Australia ltd	100	100.000		
South Brisbane							100.000	100.0000	I
BUTTER PRODUCERS CO-OPERATIVE FED LTD	E	AUD	8,305,106	1,928,970	Port Curtis Dairy Pty Ltd	1,600,917	19.276		
Hamilton					Dairyfields Pty Ltd	328,053	3.950		
							23.226		PN
DAIRYFIELDS PTY LTD	E	AUD	3,572,428	3,511,594	Pauls Trading Pty Ltd	3,511,594	100.000		
South Brisbane							100.000	100.0000	I
FIELDCO PTY LTD	E	AUD	100	50	Pauls Trading Pty Ltd	22	22.000		
					Dairyfields Pty Ltd	28	28.000		
Labrador							50.000		PN
GELATERIA PARMALAT PTY LTD***	E	AUD	500,000	500,000	Gelateria Parmalat Srl	500,000	100.000		
South Brisbane							100.000		C
GOLD COAST MILK PTY LTD	E	AUD	570,000	285,000	Pauls Trading Pty Ltd	114,000	40.000		
South Brisbane					Dairyfields Pty Ltd	171,000	60.000		
							100.000	100.0000	I

* co. under e. a. or noncore co. ** co. party to local composition-with-creditors proceedings *** co. in liquidation
(1) C = Corporation; PC = Publicly traded corporation; LLP = Limited liability partnership; F = Foreign company

Company			Share Capital		Equity investment				
Name Head Office	Ty- pe (1)	Curr.	Importo	Tot. number vot. shares/cap. interests held	Held by	Number of shares/cap. interests	% (based on No. of shares/ cap. int.)	Group interest	Method of consolid. or valuation
HABERFIELDS DAIRY PTY LIMITED	E	AUD	85,527	50	Parmalat Pacific Holding Pty Ltd	50	100.000		
South Brisbane							100.000	100.0000	I
MONTAGUE MOULDERS PTY LTD	E	AUD	200	160	Parmalat Australia ltd	137	68.500		
South Brisbane					Dairyfields Pty Ltd	23	11.500		
							80.000	80.0000	I
NORCOFIELDS PTY LTD	E	AUD	100	50	Pauls Trading Pty Ltd	22	22.000		
Labrador					Dairyfields Pty Ltd	28	28.000		
							50.000		PN
NORCO-PAULS MILK PARTNERSHIP	E	AUD	100	50	Pauls Trading Pty Ltd	22	22.000		
Labrador					Dairyfields Pty Ltd	28	28.000		
							50.000		PN
PARMALAT AUSTRALIA LTD	E	AUD	122,519,504	82,345,352	Parmalat Pacific Holding Pty Ltd	82,345,352	100.000		
South Brisbane							100.000	100.0000	I
PARMALAT FOODS AUSTRALIA PTY LIMITED	E	AUD	70	70	Parmalat Pacific Holding Pty Ltd	70	100.000		
South Brisbane							100.000	100.0000	I
PARMALAT PACIFIC HOLDING PTY LTD	E	AUD	322,618,866	322,618,866	Parmalat Belgium nv	322,618,866	100.000		
South Brisbane							100.000	100.0000	I
PAULS (N.T.) PTY LTD	E	AUD	200,000	400,000	Parmalat Australia ltd	400,000	100.000		
South Brisbane							100.000	100.0000	I
PAULS DAIRY EXPRESS (MACKAY) PTY LTD	E	AUD	100	100	Parmalat Australia ltd	100	100.000		
South Brisbane							100.000	100.0000	I
PAULS EMPLOYEE SHARE PLAN PTY LTD	E	AUD	18	9	Parmalat Australia ltd	9	100.000		
South Brisbane							100.000	100.0000	I
PAULS FOODS PTY LTD	E	AUD	286,000	143,000	Parmalat Australia ltd	142,996	99.996		
South Brisbane					Pauls (N,T,) Pty Ltd	1	0.001		
					Pauls Trading Pty Ltd	1	0.001		
					Peters Artic Delicacy Company Pty Ltd	1	0.001		
					Suncoast Milk Pty Ltd	1	0.001		
							100.000	100.0000	I
PAULS ICE CREAM & MILK PTY LTD	E	AUD	606,038	302,027	Parmalat Australia ltd	302,023	99.996		
South Brisbane					Pauls (N,T,) Pty Ltd	1	0.001		
					Pauls Trading Pty Ltd	1	0.001		
					Peters Artic Delicacy Company Pty Ltd	1	0.001		
					Suncoast Milk Pty Ltd	1	0.001		
							100.000	100.0000	I
PAULS PTY LTD	E	AUD	1	1	Parmalat Australia ltd	1	100.000		
South Brisbane							100.000	100.0000	I
PAULS TRADING PTY LTD	E	AUD	2	2	Parmalat Australia ltd	2	100.000		
South Brisbane							100.000	100.0000	I
PAULS VICTORIA LIMITED	E	AUD	23,234,777	24,753,731	Parmalat Australia ltd	24,753,729	100.000		
Rowville					Pauls Trading Pty Ltd	2	0.000		
							100.000	100.0000	I

* co. under e. a. or noncore co. ** co. party to local composition-with-creditors proceedings *** co. in liquidation
(1) C = Corporation; PC = Publicly traded corporation; LLP = Limited liability partnership; F = Foreign company

Company		Share Capital		Equity investment					
Name Head Office	Ty- pe (1)	Curr.	Importo	Tot. number vot. shares/cap. interests held	Held by	Number of shares/cap. interests	% (based on No. of shares/ cap. int.)	Group interest	Method of consolid. or valuation
PETERS ARTIC DELICACY COMPANY PTY LTD	E	AUD	916,034	1,832,064	Parmalat Australia ltd	1,832,064	99.996		
South Brisbane					Pauls (N,T,) Pty Ltd		0.001		
					Pauls Foods Pty Ltd		0.001		
					Pauls Ice Cream & Milk Pty Ltd		0.001		
					Pauls Trading Pty Ltd		0.001		
							100.000	100.0000	I
PETERS MILK PTY LTD	E	AUD	41,504	20,752	Peters Artic Delicacy Company Pty Ltd	20,748	99.980		
South Brisbane					Pauls (N,T,) Pty Ltd	1	0.005		
					Pauls Foods Pty Ltd	1	0.005		
					Pauls Ice Cream & Milk Pty Ltd	1	0.005		
					Pauls Trading Pty Ltd	1	0.005		
							100.000	100.0000	I
PORT CURTIS DAIRY PTY LTD	E	AUD	2,578,140	1,289,070	Parmalat Australia ltd	1,289,070	100.000		
South Brisbane							100.000	100.0000	I
PORT CURTIS MOULDERS PTY LTD	E	AUD	200	155	Parmalat Australia ltd	90	45.000		
South Brisbane					Port Curtis Dairy Pty Ltd	50	25.000		
					Dairyfields Pty Ltd	15	7.500		
							77.500	77.5000	I
Q,U,F, INDUSTRIES PTY LTD	E	AUD	2	2	Parmalat Australia ltd	2	100.000		
South Brisbane							100.000	100.0000	I
SANDHURST FARMS PROPERTIES PTY LTD	E	AUD	920,000	920,000	Parmalat Australia ltd	920,000	100.000		
South Brisbane							100.000	100.0000	I
SUNCOAST MILK PTY LTD	E	AUD	50,000	25,000	Peters Artic Delicacy Co, pty ltd	25,000	100.000		
South Brisbane							100.000	100.0000	I
SWAN HILL MILK DISTRIBUTORS PTY LTD	E	AUD	200	200	Parmalat Australia ltd	200	100.000		
Victoria							100.000	100.0000	I
SWISSFIELD CHEESES PTY LIMITED	E	AUD	108,012	108,012	Parmalat Foods Australia pty ltd	108,012	100.000		
South Brisbane							100.000	100.0000	I
THE ALL AUSTRALIAN DAIRY COMPANY PTY LTD	E	AUD	1,000	1,000	Dairyfields Pty Ltd	1,000	100.000		
South Brisbane							100.000	100.0000	I
THE FIELDCO TRUST	E	AUD	2,689,483	1,344,741	Pauls Trading Pty Ltd	591,686	22.000		
Labrador					Dairyfields Pty Ltd	753,055	28.000		
							50.000		PN
THE NORCOFIELD TRUST	E	AUD	525,273	262,636	Pauls Trading Pty Ltd	115,560	22.000		
Labrador					Dairyfields Pty Ltd	147,076	28.000		
							50.000		PN

* co. under e. a. or noncore co. ** co. party to local composition-with-creditors proceedings *** co. in liquidation
(1) C = Corporation; PC = Publicly traded corporation; LLP = Limited liability partnership; F = Foreign company

parmalat

RECEIVED

2006 JAN 19 P 1:12

OFFICE OF INTERNATIONAL CORPORATE FINANCE

PRESS RELEASE

Resolutions of Parmalat S.p.A.'s Board of Directors

Parmalat S.p.A. announces that the Meeting of the Board of Directors of the Company was held today and that a resolution was taken with reference to the following:

Company's and Group's Financial Statements as of October 1st, 2005.

The Board of Directors, in compliance with paragraph 6.1. and 6.2. of the Proposal of Composition with Creditors, approved:

- Financial statements of Parmalat S.p.A. as of October 1st, 2005 and as resulting out of the transfer of assets and liabilities of the sixteen companies under the Proposal of Composition with Creditors;
- Group's financial statements as of October 1st, 2005 and as resulting out of the transfer of assets and liabilities of Parmalat S.p.A. and of its subsidiaries.

The financial statements were drafted according to international accounting standards (IFRS/ IAS), were not submitted to the auditors for review and are at disposal on the company's internet site www.parmalat.com. A brief summary including the main financial figures is enclosed at the end of the present press release.

The Net Invested Capital of the Company is equal to Euro 1,465.8 million, offset by Equity for Euro 1,837.2 million and available funds for Euro 371.4 million.
On the Group level, the Net Invested Capital equals Euro 2,261 million and is offset by Equity for Euro 1,890.9 million and net financial position of Euro 370.1 million.

The operating regulations of the Internal Control and Corporate Governance Committee, of the Appointments and Compensation Committee and of the Committee for Legal Disputes.
The operating regulations of the above mentioned Committees were approved.

Attribution of Directors' compensation
The Directors approved the proposal of the Appointments and Compensation Committee to assign to the Directors the total compensation, previously approved by the Assembly on November 8th, 2005.

Changes in the Share Capital
The Board acknowledged that the subscribed and paid up share capital currently equals Euro 1,619,945,197 with a capital increase in the amount of Euro 17,456,588 deriving from the conversion of preferential and unsecured creditors with consequent shares' allotment (Euro 17,049,238) and exercise of warrants (Euro 407,350).
Furthermore, the Board reviewed the latest status of the shares' allotment, i.e. after the allocation of shares to creditors of the Parmalat S.p.A. Group in Extraordinary Administration that was consequent to the approval of the Proposal of Composition with Creditors.

The latest status is the following:

117,182,664 shares or 7.2% of the share capital are still in a depository account c/o Parmalat S.p.A., of which:

- 40,851,125 or 2.5% of the share capital registered in the name of commercial creditors individually identified that still did not communicate the trading account to which the shares

should be transferred;

- 76,331,539 or 4.7% of the share capital registered in the name of the Foundation, called Fondazione Creditori Parmalat, of which:
    - 120,000 shares representing the initial share capital of Parmalat S.p.A.;
    - 76,211,539 or 4.7% of share capital that pertain to currently undisclosed creditors.

Collecchio (Pr), December 15th, 2005

Parmalat S.p.A.

Corporate Contacts:
e-mail: affari.societari@parmalat.net

Parmalat Spa – Balance Sheet

(in millions of euros)		**10/1/2005**
A	NON-CURRENT ASSETS	1.564,3
B	AVAILABLE-FOR-SALE ASSETS, NET OF RELATED LIABILITIES	25,3
C	NET WORKING CAPITAL	6,0
D	INVESTED CAPITAL, NET OF OPERATING LIABILITIES (A+B+C)	1.595,6
E	PROVISION FOR EMPLOYEE SEVERANCE INDEMNITIES (-)	(39,8)
	PROVISIONS FOR RISKS AND CHARGES (-)	(67,5)
	PROVISIONS FOR LIABILITIES FROM CONTESTED PREFERENTIAL AND PREDEDUCTION CLAIMS	(22,5)
F	NET INVESTED CAPITAL (D-E)	1.465,8
	Covered by:	
G	SHAREHOLDERS' EQUITY	1.837,2
I	NET BORROWINGS	(371,4)
L	TOTAL COVERAGE SOURCES	1.465,8

Parmalat Group – Consolidated Balance Sheet

(in millions of euros)		**10/1/2005**
A	NON-CURRENT ASSETS	2.421,6
B	AVAILABLE-FOR-SALE ASSETS, NET OF RELATED LIABILITIES	47,4
C	NET WORKING CAPITAL	294,0
D	INVESTED CAPITAL, NET OF OPERATING LIABILITIES (A+B+C)	2.763,0
E	PROVISION FOR EMPLOYEE SEVERANCE INDEMNITIES (-)	(110,2)
	PROVISIONS FOR RISKS AND CHARGES (-)	(369,3)
	PROVISIONS FOR LIABILITIES FROM CONTESTED PREFERENTIAL AND PREDEDUCTION CLAIMS	(22,5)
F	NET INVESTED CAPITAL (D-E)	2.261,0
	Covered by:	
G	SHAREHOLDERS' EQUITY	1.890,9
I	NET BORROWINGS	370,1
L	TOTAL COVERAGE SOURCES	2.261,0

parmalat

PRESS RELEASE

Meeting of the Board of Directors

Parmalat S.p.A. announces that the Board of Directors was called for December 15, 2005 at 9.30.

Parmalat S.p.A.

Collecchio (PR), 12 December 2005

Corporate contacts
e-mail: affari.societari@parmalat.net

parmalat

RECEIVED
2006 JAN 19 P 1: 12
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

PRESS RELEASE

Bankruptcy protection under "Section 304"

Parmalat S.p.A. announces that the protection from creditors available to the Parmalat Group in the U.S. (section 304, included in Chapter 11 bankruptcy procedures) has been further extend until 8 Februar, 2006 from an initial extension until December 9, 2005. A hearing concerning the possible renewal of section 304 protection will be held on 7 Februar 2006.

Collecchio (PR), 9 December 2005

Parmalat S.p.A.

Corporate contacts:
e-mail: affari.societari@parmalat.net

parmalat

PRESS RELEASE

Claw back actions

Parmalat S.p.A. announces that, in light of a joint inquiry made by the company and the Court of Parma, it has been clarified that the total amount of the claw back actions previously communicated by the press agency Radiocor of Euro 39.649 million is affected by a material error contained in a document filed with the Court along with the complaint and drafted by the attorneys of the Company.

Therefore Parmalat confirm that the total claims requested by the Company with the claw back actions amount to Euro 7.458 million.

Parmalat S.p.A.

Collecchio (Pr) December 7, 2005

Contacts:
e-mail affari.societari@parmalat.net